Exhibit 99.1

KITOV PHARMACEUTICALS

HOLDINGS LIMITED

2017 Special General Meeting

of Shareholders

July 12, 2017

Proxy Statement

Proxy Statement

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of Kitov Pharmaceuticals Holdings Limited (“Kitov” or the “Company”) will be held at our executive offices at One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Road, Tel Aviv, Israel (the “Company Offices”) on Wednesday, July 12, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business in New York on Tuesday, June 6, 2017 (hereinafter: the “Record Date”) will be entitled to vote at the Special Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with no par value, shall entitle its holder to one vote on each matter properly submitted at the Meeting. Each American Depositary Share (“ADS”) representing twenty (20) such ordinary shares shall entitle the holder of the ADS to twenty (20) votes on each matter properly submitted at the Meeting. As of June 1, 2017, we had 164,529,696 shares outstanding eligible to vote at shareholders meetings. The 164,529,696 issued and outstanding ordinary shares would be represented by 8,226,484.8 of our ADSs.

A shareholder, whose shares are registered with a Tel Aviv Stock Exchange (“TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Proxy Statement and Voting Slip, and to any Position Statements posted on the Israel Securities Authority (“ISA”) website, unless the shareholder gave notice that he or she is not so interested; provided, that the notice was given with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting in accordance with the Companies’ Regulations (Proof of Ownership of A Share for the Purpose of Voting at the General Meeting), 5760-2000. Such shareholder shall provide us with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of ISA up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Attendance in person at the Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only. To gain admission to the Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with our amended and restated articles of association.

Voting Instruments

Whether or not you plan to attend the Meeting, it is important that your shares be represented. In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”), anyone holding ordinary shares of the Company at the end of the trading day on the Record Date shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership. A Proxy Letter held by a participant at the meeting which is dated more than 12 months from the signature date shall be considered invalid.

This Proxy Statement also serves as a Notice to the Shareholders of a General Meeting at a Public Company pursuant to Regulation 4 of the Companies Regulations (Notice and Announcement of General Meeting and Class Meeting in Public Company and the Addition of a Matter to the Agenda), 5760-2000 (the “Notice Regulations”), as well as a Voting Slip pursuant to the Companies Regulations (Voting Slip and Position Statements), 5766-2005 (the “Voting Slip Regulations"). With respect to certain matters on the agenda of the Meeting, a shareholder holding our ordinary shares may also vote via the Voting Slip included at the end of this Proxy Statement. The sites where one can find the form of the Voting Slip and Position Statements (if any) as per their meanings under Sections 87 and 88 of the Companies Law and under the Voting Slip Regulations are as follows: on the distribution site of ISA, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the TASE for listed company reports, at www.maya.tase.co.il (hereinafter: the “TASE Website”). A shareholder may contact us directly and receive the form of the Voting Slip and Position Statements (if any), or at such holder’s consent, links to the text of the Voting Slip at the Distribution Site. A shareholder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting and send a timely Voting Slip as required. Voting by Voting Slip shall be by checking the applicable boxes on the Voting Slip included at the end of this Proxy Statement, as published on the Distribution Site. All Voting Slips (together with proofs of ordinary share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than Wednesday, July 12, 2017, 12:30 p.m. Israel Time.

A shareholder not registered in our share register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of our Registration Company) may also vote via Electronic Voting Slip which will be delivered to us via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968 (the “Securities Law”). Voting via Electronic Voting Slips will be allowed until six (6) hours prior to the Meeting commencement, namely by no later than Monday, July 3, 2017, 10:30 a.m. Israel Time.

ADS holders should return their BNY Mellon Voting Instruction Form for holders of our ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the Voting Slip and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with ISA and TASE and will be available on their respective websites for listed company reports at: www.magna.isa.gov.il and www.maya.tase.co.il.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The NASDAQ Stock Market rules (the “NASDAQ Rules”), provided that we disclose those NASDAQ Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “foreign private issuer exemption”). We currently rely on this foreign private issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our amended and restated articles of association, the quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by Proxy Letter, by Voting Slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (hereinafter, “Valid Meeting Participants”), and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, (instead of 33 1/3% of the issued share capital provided under the NASDAQ Rules). Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on Wednesday, July 19, 2016 at 4:30 p.m. (Israel Time) at the Company Offices. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum. Should Proposal 2 not be approved at the Meeting, the matters of Proposals 5 through 8 shall not be presented at the Meeting and shall be held in abeyance to be presented at an adjourned meeting to be held one week from that day, at the same time and place, i.e. on Wednesday, July 19, 2016 at 4:30 p.m. (Israel Time) at the Company Offices, (each such adjourned meeting referred to hereinafter as an “Adjourned Meeting”).

The affirmative vote of the holders of a majority of the Company’s ordinary shares, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to adopt each of the proposals to be presented at the Meeting. Proposal 2 further requires that either (i) such majority includes at least a majority of the holders of ordinary shares who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting (abstentions are disregarded) on the matter, or (ii) the holders of ordinary shares who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the approval of such proposals hold, in the aggregate, two percent or less of the voting power of the Company (either of being referred to as a “Disinterested Majority”). Accordingly, each shareholder voting on Proposal 2 is required to inform the Company prior to voting whether or not the shareholder has a personal interest in Proposal 2. Otherwise, pursuant to the Companies Law, the shareholder’s vote on such Proposal 2 cannot be counted in determining whether the above Disinterested Majority approval requirements are satisfied. Please note that under the Israeli Companies Law, the Compensation Committee and Board of Directors can determine to approve Proposal 2 even if it is rejected by the shareholders, all as set forth further below in this Proxy Statement.

To the extent that Proposal 2 is not approved by the shareholders at the Meeting, then in addition to the affirmative vote of the holders of a majority of the Company’s ordinary shares, participating and voting on the applicable matter at the Meeting as Valid Meeting Participants, each of Proposals 3 and 4 shall further requires a Disinterested Majority. Furthermore, should Proposal 2 not be approved at the Meeting, and the Compensation Committee and Board of Directors did not determine to approve Proposal 2 even if it is rejected by the shareholders, then the matters under each of Proposals 5 through 8 shall further require a Disinterested Majority at the Adjourned Meeting to be held on Wednesday, July 19, 2016 at 4:30 p.m. (Israel Time) at the Company Offices.

Accordingly, each shareholder voting on Proposals 3 through 8 is required to inform the Company prior to voting whether or not the shareholder has a personal interest in the applicable Proposal. Otherwise, pursuant to the Companies Law, and to the extent that Proposal 2 is not approved by the shareholders at the Meeting, and the matters under any of Proposals 3 through 8 become subject to a Disinterested Majority, then the shareholder’s vote on such Proposal amongst Proposals 3 through 8 cannot be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

Pursuant to the Israeli Companies Law, such personal interest with respect to a particular Proposal is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in any Proposal requiring a declaration of such, and so notify us accordingly, you may assume that using a form of the voting instruments published by the Company will not create a personal interest in the matter.

Under the Companies Law, a “controlling shareholder” is a shareholder who has the ability to direct the activities of the Company (other than by virtue of holding a position in the Company). A shareholder holding 25% or more of the voting rights of the Company is presumed to be a controlling shareholder for the purposes of Proposals 2 through 8. The Company is not currently aware of any “controlling shareholder,” as defined under the Companies Law.

Under the terms of the Depositary Agreement among the Company, BNY Mellon (which acts as the Depositary) and the holders of our ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received by the Depositary on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the number of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. We have instructed the Depositary to disseminate a notice of the Meeting, and have given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares of the Company represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares.

All ordinary shares represented by properly executed Proxy Letters, Voting Slips, or Electronic Voting Slip instructions, which are received prior to the applicable deadline with respect to such voting instrument, and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the NASDAQ Rules, in the absence of such instructions, other than with respect to Proposal 2, each of Proposals 3 and 4, but only to the extent that Proposal 2 is not approved by the shareholders at the Meeting, and each of Proposals 5 through 8 should Proposal 2 not be approved at the Meeting, and the Compensation Committee and Board of Directors did not determine to approve Proposal 2 even if it is rejected by the shareholders, the shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies and present at the Meeting shall vote according to their own judgment on those matters.

Shareholder Proposals

Under Israeli law, one or more shareholders holding, in the aggregate, 1% or more of the voting rights of the Company (hereinafter, “Proposing Shareholder(s)”) may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to our Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of our notice with respect to a general meeting of our shareholders (a “Meeting Agenda Addition”). Accordingly, any Proposing Shareholder(s) may request to include a Meeting Agenda Addition proposal on the agenda of this Meeting by submitting such proposal in writing to us no later than Thursday, June 8, 2017, 11:30 p.m. Israel time, at the Company Offices, Attn: Avraham Ben-Tzvi, Company Secretary.

Under Article 62 of our amended and restated articles of association, a shareholder (including two or more shareholders that are acting in concert, also referred to as “Proposing Shareholder(s)”) holding, in the aggregate, at least one percent of the voting rights in the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely notice by the Proposing Shareholder(s) of such request in writing (a “Proposal Request”), and the Proposal Request complies with all the requirements set forth in our amended and restated articles of association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a Proposal Request, in respect of any general meeting, must be delivered, either in person or by certified mail, postage prepaid, and received at the Company Offices no later than fourteen (14) days after the date of first publication by us of our annual consolidated financial statements, preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. The Company has not received any such Proposal Request during 2017.

If a Meeting Agenda Addition or Proposal Request is to nominate a candidate for election to our Board of Directors, the Proposing Shareholder(s) must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the Commission, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory unaffiliated director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the Proposing Shareholder(s) and the nominee.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written Position Statement (“Position Statement”) to the Company Offices, Attn: Avraham Ben-Tzvi, Company Secretary. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations, including the Voting Slip Regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us, and they will be made available to the public on the Commission’s website at www.sec.gov, and in addition on the Distribution Site and on the TASE Website. Position Statements should be submitted to us by no later than Sunday, July 2, 2017 at 4:30 p.m. Israel time.

Updates to Meeting Agenda

In accordance with, and subject to the provisions of the Companies Law and the Regulations, we may, after the date of publication of this Proxy Statement, make changes to the agenda topics (including adding a topic), and Position Statements regarding matters on the agenda of the Meeting may be published. As such changes are made and/or Position Statements are published, it will be possible to review them in our reports on the Commission’s website at www.sec.gov, as well on the Distribution Site and on the TASE Website. We will publicize a revised Proxy Statement as needed in order to reflect any changes in matters on the agenda of the Meeting, by no later than the dates specified in Section 5b in the Notice Regulations. We will furnish to the Commission on Form 6-K any such revised Proxy Statement, and it will be published on the Commission’s website at www.sec.gov, as well as on the Distribution Site and on the TASE Website.

Solicitation of Proxies

We currently rely on a foreign private issuer exemption with respect to the proxy solicitation requirement for meetings of our shareholders. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting, a proxy statement or a voting slip. We prepare notices of general meetings of our shareholders, as well as the accompanying proxy statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both the TASE and the NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and the TASE in accordance with the provisions of Chapter E’3 of the Securities Law and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, nor to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, to the extent required under the Companies Law and Notice Regulations governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials.

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Special General Meeting of the Shareholders, the Proxy Statement, and the Voting Slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the contents of our website, or the information that can be accessed through our website, form part of the proxy solicitation materials.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

In addition, since our ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter F of the Israel Securities Law, 1968. In accordance with Section 35XXXIII of the Israel Securities Law, and pursuant to the prior approvals of our securities holders to change to reporting in accordance with the U.S. securities laws and regulations, we presently report to ISA and the TASE in accordance with the Dual-Listed Reporting Requirements. Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any filings made by our major shareholders with respect to their holdings in the Company, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the Distribution Site (www.magna.isa.gov.il) and the TASE Website (www.maya.tase.co.il).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies, or companies which are otherwise treated as domestic issuers, whose securities are registered under the Exchange Act.

We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Proxy Statement. We have included our website address in this Proxy Statement solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations.

This Proxy Statement and accompanying Voting Slip, as well as the previously issued Notice of Special General Meeting of Shareholders, have been prepared in accordance with applicable disclosure requirements in the State of Israel, as such are applicable to a Company which is a foreign private issuer and whose securities are traded on both the TASE and the NASDAQ, and which reports in Israel in accordance with the Dual-Listed Reporting Requirements. The circulation of this Proxy Statement, the accompanying Voting Slip, and/or our Notice of Special General Meeting of Shareholders, and the language set forth therein each of such documents, should not be taken as an admission that we are subject to the proxy rules under the Exchange Act, nor as an admission that so we are not availing, nor that we may not avail, ourselves of any, or all of, the exemptions set forth under Regulation 3 of the Companies Regulations (Relief Regulations for Companies Whose Securities are Listed for Trading on an Exchange Outside of Israel), 5760-2000. Furthermore, nothing in the Proxy Statement should be taken as an admission by us with respect to that which is stated under Regulation 5 of the Notice Regulations concerning the applicability (or lack thereof) of instructions under relevant non-Israeli law to the content our Proxy Statement, the accompanying Voting Slip, and/or our Notice of Special General Meeting of Shareholders, insofar as such may apply to certain matters on the agenda of the Meeting.

Company Representative for Matters in connection with this Proxy Statement

Our representative for matters in connection with this Proxy Statement is our Company Secretary, Mr. Avraham Ben-Tzvi, of One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Road, Tel Aviv, Israel, Telephone: +972-3-9333121; email: avraham@kitovpharma.com; or fax: +972-153-39311321.

Proposal 1:

To approve AN INCREASE IN THE NUMBER OF ORDINARY SHARES RESERVED FOR THE GRANT OF AWARDS UNDER the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US tax purposes.

Our Board of Directors has approved, and recommends that shareholders approve, an amendment to the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan (the “Plan”) to increase the number of ordinary shares or American Depositary Shares representing ordinary shares available for issuance thereunder by an additional 38,000,000 ordinary shares. No changes are being made to the Plan, other than to increase the number of ordinary shares of the Company available for issuance thereunder. The Plan was adopted by our Board of Directors on April 18, 2016. An updated copy of the Plan was included as Exhibit 99.1 to the Registration Statement on Form S-8 filed by the Company with the SEC on June 6, 2017, and is incorporated herein by reference.

The following summary of the Plan is qualified in its entirety by reference to the complete text of the Plan, a copy of which is incorporated herein as set forth above.

The Plan provides for the granting to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, restricted share units (RSUs), restricted shares, with either our ordinary shares or our ADSs or other securities of Company underlying the applicable award. The Plan provides for awards to be granted at the determination of our Board of Directors (which is entitled to delegate its powers under the Plan to the Compensation Committee or Audit Committee of our Board of Directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by our Board of Directors. The initial number of ordinary shares reserved for the grant of awards under the Plan was 12,000,000 ordinary shares, or the equivalent number of ADSs representing such number of our ordinary shares (presently, at the ratio of 20 ordinary shares to 1 ADS, such number is equal to 600,000 ADSs). Our Board of Directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares to be reserved under the Plan.

As of May 31, 2017 there were non-tradable options exercisable into 9,750,130 ordinary shares issuable upon the exercise of outstanding options under the Plan (such number of ordinary shares would comprise 487,507 of our ADSs). On May 25, 2017 our Board of Directors approved an increase in the number of ordinary shares reserved under the Plan by an additional 38,000,000 ordinary shares to 50,000,000 ordinary shares, or the equivalent number of ADSs representing such number of our ordinary shares (presently, at the ratio of 20 ordinary shares to 1 ADS, such aggregate number of reserved ordinary shares is equal to 2,500,000 ADSs). On May 25, 2017 our Board of Directors also approved the terms of office and employment of certain executives, non-executive directors, employees and consultants of the Company, which will include grants under the Plan of 17,434,456 RSUs exercisable into 17,434,456 ordinary shares issuable upon exercise of such RSUs. Of these RSUs, the approved terms of office and employment, with respect to grants of an aggregate of 15,041,719 RSUs to be granted to our directors are subject to the subsequent approval of our shareholders. All of the grants of RSUs shall be made by our Board of Directors following the receipt of all applicable corporate approvals and shall be granted as of the later of the date of the Meeting or the qualification of the increase in the number of ordinary shares reserved under the Plan for Israeli tax purposes. Shareholder approval is not required for the terms of office and employment which will include grants under the Plan to non-director executives, employees and consultants of the Company. Shareholder approval of the Plan is not required for Israeli tax qualification purposes. The grantees of the RSUs may elect, prior to the time of any grant, to receive in lieu of an approved grant of RSUs such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which shall have an option exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) days prior to the Board of Directors’ approval of the terms of office and employment which will include the grant, converted into ordinary share values at the ratio of 1 ADS representing 20 ordinary shares, and converted into New Israel Shekels at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price equals to NIS 0.3297 per ordinary share. Any RSUs and/or Options granted in accordance with our Board of Directors’ decision of May 25, 2017 to approve the terms of office and employment which will include the grant, will vest over a period of 3 years from the date set forth under each grantee’s grant, in accordance with the schedule set forth for the particular grant, and will be exercisable for 7 years from the date of grant. The RSUs and/or options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the Plan and applicable law.

The Plan is effective up to the earliest of (a) its cancellation by the Board of Directors and (b) April 18, 2026. Nevertheless, awards granted prior to the Plan’s expiration date, whether vested or not vested up to that date, will remain effective and will not expire prior to their expiration date as set forth in the notice of grant of award (but in any event not in excess of 10 (ten) years from the allocation date).

Upon termination of engagement with the Company for any reason, other than in the event of death or for cause, all unvested awards will expire and all vested awards at time of termination will generally be exercisable within up to twelve (12) months after the date of such termination, unless otherwise determined by the Board of Directors (or the Plan committee, as applicable), subject to the terms of the Plan and the governing award agreement. If we terminate a grantee for cause (as defined in the Plan) the grantee’s right to exercise all vested and unvested awards granted to him will expire immediately, unless otherwise determined by the Board of Directors (or the Plan committee, as applicable). Upon termination of engagement with the Company due to death, all the vested options at the time of termination will be exercisable by the grantee’s heirs or estate, for one (1) year from the date of death, unless otherwise determined by the Board of Directors (or the Plan committee, as applicable), subject to the terms of the Plan and the governing award agreement.

The Plan enables us to grant awards through one of the following Israeli tax programs, at our discretion and subject to the applicable legal limitations: (a) according to section 102 of the Israeli Income Tax Ordinance, through a program with a trustee that is appointed by us, (b) according to section 102 of the Israeli Income Tax Ordinance, without a trustee, or (c) according to the provisions of section 3(i) in the Israeli Income Tax Ordinance. The Plan also enables us to grant options as Incentive Stock Options for U.S. tax purposes (“ISO”).

The Plan includes directives for protecting the option holders during the exercise period with respect to distribution of bonus stock, issue of rights, splitting or consolidating our share capital and dividend distribution. We will be entitled at our sole discretion, to change the terms of the Plan and/or replace it and/or terminate it regarding future grants at any time, as we deem appropriate. It is also clarified that we will be entitled to change the terms of the Plan regarding grants that were granted to the grantees, provided that the terms of the options which were already granted will not be changed in a way that may materially impair the rights of the grantees, without the consent of award grantees holding a majority in interest of the awards so affected, and in the event that such consent is obtained, all awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent. Our Board of Directors will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

The Plan is administered by our Board of Directors, regarding the granting of awards and the terms of award grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Awards granted under the Plan to eligible Israeli employees, officers and directors and which are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the awards or the ordinary shares (or ADSs; subject to receipt of a ruling from the Israel Tax Authority, or Tax Ruling) issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such awards were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an grantee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares (or ADSs; subject to a Tax Ruling) by the trustee to the grantee or upon the sale of the awards or ordinary shares (or ADSs; subject to a Tax Ruling), and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

The Plan also sets forth certain terms of awards that may be granted to employees, directors and other individuals who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”), and who render services to the Company or to a subsidiary. The Company may grant to U.S. Persons either ISOs or nonqualified stock options under the Plan. As set forth in the Plan, following the increase in the number of ordinary shares reserved under the Plan, no more than 50,000,000 of our ordinary shares may be issued as a result of the exercise of ISOs granted under the Plan. On May 20, 2016 we filed a registration statement on Form S-8 under the Securities Act to register 12,000,000 of our ordinary shares issued or reserved to be issued under the Plan. On June 6, 2017 we filed an additional registration statement on Form S-8 under the Securities Act to register the additional 38,000,000 of our ordinary shares issued or reserved to be issued under the Plan. The registration statements on Form S-8 become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up or, if subject to the lock-up, immediately after the 180-day lock-up period expires.

Although the NASDAQ Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, pursuant to certain exemptions for foreign private issuers, we follow Israeli practice, which is to have such plans and amendments approved by the Board of Directors and to have certain grants of awards under such plans approved by shareholders to the extent such approval is required for the specific grants under the Israeli Companies Law. Pursuant to the Companies Law, approvals of our Compensation Committee and Board of Directors are also required for any grants of awards to officers and directors.

Our Board of Directors has determined that it is in our best interests to allow employees, directors and consultants in the United States, or who are otherwise subject to United States income taxes, to participate in our equity award plans for employees. According to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in order for a grant of options to qualify as an ISO it must, amongst other requirements, be granted pursuant to a plan which is approved by the shareholders of the granting company within 12 months before or after the date such plan is adopted. Therefore, in order for the Company to continue to be able to grant ISOs, it is necessary for our shareholders to approve the Plan. At the Meeting, you will be requested to approve the Plan. U.S. federal tax law requires shareholder approval for the plan as a condition to the issuance of options qualifying as ISOs for U.S. federal tax purposes. If this proposal is not approved by the shareholders of the Company, then the Plan will continue to be in effect, and the Company may issue awards under the Plan, but the Company will be unable to grant options to its U.S. employees that qualify as ISOs for U.S. federal tax purposes.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve an increase in the number of ordinary shares reserved under Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to 50,000,000 ordinary shares to qualify for incentive stock options for US Tax purposes.”

In accordance with Section 85 of the Companies Law and Article 80 of our amended and restated articles of association, the approval of Proposal 1 must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on such matter at the Meeting, in person or by proxy or through their representatives.

Our Board of Directors recommends a vote “FOR” the approval of an increase in the number of ordinary shares reserved under Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to 50,000,000 ordinary shares to qualify for incentive stock options for US Tax purposes, as set forth under Proposal 1 above.

Proposal 2:

TO APPROVE THE NEW COMPENSATION POLICY OF THE COMPANY.

As required by the Israeli Companies Law, the Company has adopted a compensation policy regarding the terms of office and employment of its office holders, including the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services. The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer. The term “terms of office and employment” as used in this Proxy Statement has the meaning ascribed to this term in the Companies Law. On January 12, 2014, our shareholders approved our initial compensation policy (as amended by our shareholders on November 20, 2014) which was in effect for a period of three years from the date of approval, until January 12, 2017 (the “Initial Compensation Policy”).  An unofficial English translation from the Hebrew original of the Initial Compensation Policy is included as Exhibit 4.9 to our Annual Report for 2015 on Form 20-F filed with the SEC on March 18, 2016.

The Compensation Policy of the Company must be reviewed from time to time by our Compensation Committee and Board of Directors, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. Pursuant to the Israeli Companies Law, the Compensation Policy must generally be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by a Disinterested Majority of Company’s shareholders. Any amendment to the Compensation Policy requires the same approvals.

Accordingly, and in light of the experience gained in the implementation of the Initial Compensation Policy as well as the changes in the Company’s global business activities and its environment since the adoption of the Initial Compensation Policy in 2014, the Company is proposing a new, revised Compensation Policy to be approved by the shareholders at the Meeting. In making these changes, the Company carefully considered feedback it received from shareholders regarding corporate governance “best practices” for companies of a similar size, scope of business, and life-cycle. Subsequently, these changes were made to better align and to further improve the link between the long-term interests of the participants of the compensation system with those of the shareholder. Targets used to determine payout levels for variable compensation elements such as the Annual Bonus and Long-Term Incentives (LTIs) are approved by the Compensation Committee in advance. The Company will continue to monitor the regulatory environment and to solicit feedback from its shareholders in the future to ensure that this link is maintained and continuously strengthened.

To the extent not approved by shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company. If the amended Compensation Policy is approved, then according to the Israeli Companies Law, the amended Compensation Policy must be re-approved by shareholders within three years of such date.

Following the recommendation of the Compensation Committee, the Board of Directors has approved, and recommends that shareholders approve, the revised Compensation Policy, substantially in the form attached to this proxy statement as Exhibit A. The Compensation Policy, as so revised, shall be in effect as of its adoption but shall apply also to certain compensation previously approved, or is being proposed to be approved, to be granted with respect to 2017, subject to adoption of the amended Compensation Policy.

In addition to receiving and implementing suggestions by shareholders regarding the revised Compensation Policy, the Compensation Committee and the Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Israeli Companies Law, and reviewed various data and other information they deemed relevant, with the advice and assistance of legal and other advisors. They also used benchmark studies of peer companies prepared for the Company by outside consultants to determine that the various compensation elements included in the revised Compensation Policy are in line with market practice. As a reference point, the Company targets actual compensation packages to the median compensation level of the peer group, while maintaining the potential for above-average variable compensation for high performance. It should also be noted that the Compensation Committee expects to conduct these analyses and benchmarks pay for executives at least once every three years. The benchmark group comprises a selection of companies chosen to reflect the competitive environment in which the Company operates. These companies have been selected according to criteria such as revenues, market capitalization, business type, geographic location, and size. In preparing the revised Compensation Policy and more specifically, in approving amendments to specific office holder compensation discussed under later proposals in this Proxy Statement, the benchmark peer group considered by the Compensation Committee included Redhill Biopharma Ltd., MediWound Ltd., Vascular Biogenics Ltd., SteadyMed Ltd., Intec Pharma Ltd., Bioblast Pharma Ltd., BioLineRx Ltd., Alcobra Ltd., Galmed Pharmaceuticals Ltd., Can-Fite BioPharma Ltd., and Cellect Biotechnology Ltd.

The Compensation Committee and Board of Directors also took into consideration the fact that the Initial Compensation Policy was approved in early 2014 when the Company was listed only on the TASE, but had raised no funding on the TASE, and had much more limited resources and less of a global footprint. Since that time, the Company has completed a number of successful fundraisings, including an IPO listing on the NASDAQ, has completed an acquisition for new pipeline products and has commenced with global marketing efforts for its therapeutic candidates, such as our distribution agreement with Kuhnil in S. Korea. As such, compensation packages for office holders are now being considered in light of the increased global activity of the Company, coupled with the increased risk profile commensurate with such new activities and the changed profile since the time the Initial Compensation Policy was adopted.

Similar to the Initial Compensation Policy, the proposed revised Compensation Policy continues to strike a balance between short and long-term performance incentives for the executives in a way that links pay to performance of our executive officers’ interests with those of the Company and our shareholders It allows us to provide meaningful incentives that reflect both the Company’s short- and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and designed to reduce incentives to take excessive risks.

Compensation and Governance Enhancements

The changes introduced in the amended Compensation Policy are designed to adapt to the changes in the Company’s activities and environment as well as improve our competitive position. We strongly believe these changes reflect the Company’s commitment to evolve its compensation policies accordingly with our shareholders’ expectations. More specifically, in addition to other changes in the Compensation Policy, the revised Compensation Policy (i) will no longer contain provisions for the granting of Special Target Bonuses for capital markets fundraising activities to directors, the CEO and/or the CFO, (ii) reduces the annual cap on equity based compensation from 25% to 15%, (iii) will allow for non-executive directors to be paid solely with an annual cash fee in lieu of annual and per-meeting cash fees, (iv) will allow non-executive directors to receive equity-based incentive compensation, (v) eliminates the possible decrease or reduction in bonuses in the event our cash balance falls below a defined threshold or there is a going concern comment in the our external auditors’ opinion to our annual or quarterly financial statements, (vi) removes the overall percentage based cap for Special Target Bonuses, and changes the per office holder Special Target Based Bonus cap from a percentage based cap to a USD based cap per transaction based on the size of the transaction with decreasing percentage bonuses for each layer of transaction size, (vii) reflects changes in the insurance section in order to allow for increased individual and Company coverage under the proposed directors’ and officers’ policy for renewal as set forth in the Policy, (viii) allows for signing or retention bonuses in order to recruit qualified personnel, (ix) allows for change of control payments in order to reduce to some extent the personal uncertainty of office holders and promote full and impartial consideration of change of control opportunities for the Company, and (x) changes the cap on the value of share-based compensation for each Office Holder, during each year, from the higher of (X) 5% of the value of the Company as shall be at the date of the grant, or (Y) NIS 4 million, to the higher of (X) 5% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or (Y) USD 2.5 million value of the equity-based compensation calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity based compensation valuation models taking into account the circumstances of the specific grants in accordance with the provisions of the Compensation Policy.

The brief overview above is qualified in its entirety by reference to the full text of the proposed revised Compensation Policy, which is attached as Exhibit A hereto.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the Compensation Policy, in the form attached as Exhibit A to the Company’s Proxy Statement.”

In order to adopt Proposal 2, in accordance with Section 267A(b) of the Companies Law, which governs the approval of the Compensation Policy for office holders of a public company, Proposal 2 must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on such matter at the Meeting, in person or by proxy or through their representatives, as well as the approval of a Disinterested Majority (as defined above).

Each shareholder voting at the Meeting or prior thereto by means of a voting instrument is requested to notify us if he, she or it has a personal interest in connection with this Proposal 2 as a condition for his or her vote to be counted with respect to this Proposal 2. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to this Proposal 2, such shareholder’s vote with respect to this Proposal 2 will be disqualified.

Pursuant to the Israeli Companies Law, such personal interest with respect to Proposal 2 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in Proposal 2 above, and so notify us accordingly, you may assume that using the form of voting instruments published by the Company will not create a personal interest in the matter.

According to Section 267A(c) of the Companies Law, the revised Compensation Policy may nonetheless be approved by the Company despite shareholder rejection, provided that the Compensation Committee and thereafter the Board of Directors, based on detailed reasoning, and after having re-examined the proposed Compensation Policy determined that approval of the Compensation Policy, the shareholder rejection notwithstanding, is beneficial to the Company.

Our Board of Directors recommends a vote “FOR” the approval of the Compensation Policy, in the form attached as Exhibit A to the Company’s Proxy Statement.

Proposal 3:

To approve letters of exemption and indemnity GRANTED by the company to each of certain directors at the company, AS WELL AS theIR INCLUSION UNDER THE CURRENT D&O POLICY of the Company

Each of Mr. Arye Weber, Ms. Revital Stern-Raff and Mr. Ran Tzror (the “Appointed Directors”) were appointed as a director of the Company by our Board of Directors, in accordance with the provisions of Article 86 of our amended and restated articles of association governing the appointment by our Board of Directors of additional directors to vacancies on the Board of Directors.

In accordance with our Initial Compensation Policy approved by our shareholders, our independent directors may compensated by means of a fixed periodic payment, and by means of fixed payment for participation in Board (or committee) meetings, up to the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000, as amended from time to time. In accordance with our Initial Compensation Policy approved by our shareholders, we may grant our directors a letter of indemnification and waiver from liability in accordance with the Companies Law, our amended and restated articles of association and our policy from time to time, as well as provide them with coverage under our directors and officers insurance coverage in such amounts and coverage limits as set forth in the Compensation Policy.

In conjunction with each of the Appointed Director’s appointment to the Board of Directors, it was determined by our Board of Directors, following the prior determination of the Compensation Committee, that the amounts of cash compensation to be paid to each of the Appointed Directors will be the same as that which is paid to our other independent directors, and will not be in excess of the maximum amounts set forth under Regulations 4, 5 and 7 of the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000, and it was determined, as such, that the payment of such compensation is an engagement which does not require the approval of our shareholders pursuant to the leniencies set forth in Regulation 1A(2) under the Companies Regulations (Relief Regulations Regarding Transactions with Interested Parties, 5760-2000 (hereinafter: the “Relief Regulations”).

It was also determined by our Board of Directors, following the prior determination of the Compensation Committee, to approve the inclusion of each of the Appointed Directors under the coverage of our directors’ and officers’ insurance policy. Our Board of Directors, following the prior determination of the Compensation Committee determined that, pursuant to the leniencies set forth in Regulation 1B1 of the Relief Regulations, the provision of such insurance coverage to the Appointed Directors is an engagement which does not require the approval of our shareholders, as the coverage under our directors and officers insurance policy is being granted on market terms, and with no material adverse effect on our profits, assets or obligations, and is consistent with our Initial Compensation Policy which was approved by our shareholders in accordance with the Companies Law, and is the same as the coverage provided to all of our other directors.

It was further determined by our Board of Directors, following the prior determination of the Compensation Committee, to approve the issuance to each of the Appointed Directors of our standard letters of waiver of liability and indemnification, subject to shareholder approval at no later than the next general meeting of our shareholders following such approval. Our Board of Directors, following the prior determination of the Compensation Committee, determined that the provision of such letters of waiver from liability and for indemnification to the Appointed Directors is an engagement which, pursuant to the leniencies set forth in Regulation 1B4 of the Relief Regulations, can be entered into by us immediately, as of the date of their respective appointments as directors, with the approval by our shareholders being deferred to the next general meeting of our shareholders following such approval, as the letters which we issued to the Appointed Directors are consistent with our Initial Compensation Policy which was approved by our shareholders in accordance with the Companies Law, and are no more beneficial to the Appointed Directors as such letters previously issued to our other directors.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with the our Compensation Policy and must be approved by the Compensation Committee, our Board of Directors and our shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, or such terms of office and employment is approved prior to the approval of a new compensation policy upon expiration of the term of our previous compensation policy then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a special Disinterested Majority, as set forth in the Companies Law, will also be required for shareholder approval.

The Company is of the view that notwithstanding the expiration of the Initial Compensation Policy in January 2017, the leniencies set forth under Regulations 1B1 and 1B4 of the Relief Regulations continue to apply to the matters of the inclusion of each of the Appointed Directors under the coverage of our directors and officers insurance policy, as well as the immediate issuance to each of the Appointed Directors of our standard letters of waiver of liability and indemnification, subject to shareholder approval of the issuance of our standard letters of waiver of liability and indemnification by no later than the next general meeting of our shareholders following such approval. Nevertheless, each of our Compensation Committee and Board of Directors noted the formal expiration of our Initial Compensation in January 2017 with respect to the above matters concerning the Appointed Directors, and as such both the inclusion of each of the Appointed Directors under the coverage of our directors and officers insurance policy, as well as the issuance to each of the Appointed Directors of our standard letters of waiver of liability and indemnification, all effective as of the commencement of each of the Appointed Director’s respective engagement with the Company, are now being brought for approval by our shareholders.

Our shareholders will be requested to adopt the following resolutions at the Meeting with respect to each of the Appointed Directors:

(a)	“RESOLVED, to approve the Letter of Exemption granted by the Company to the director so named, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.”

(b)	“RESOLVED, to approve the Letter of Indemnity granted by the Company to the director so named, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.”

(c)	“RESOLVED, to approve the inclusion under the D&O Policy of the Company of the director so named, effective as of the commencement of such director’s engagement with the Company.”

Each of our Compensation Committee and Board of Directors determined that Proposal 3 complies with our revised Compensation Policy being proposed for approval under Proposal 2. Thus if Proposal 2 is adopted at the Meeting, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt each of the matters under Proposal 3, each matter must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on such matter at the Meeting, in person or by proxy or through their representatives.

If Proposal 2 is not approved at the Meeting then in order to adopt each of the matters under Proposal 3, and notwithstanding the fact that the Company is of the view that despite the expiration of the Initial Compensation Policy in January 2017, the leniencies set forth under Regulations 1B1 and 1B4 of the Relief Regulations continue to apply to the matters of the inclusion of each of the Appointed Directors under the coverage of our directors and officers insurance policy, as well as the immediate issuance to each of the Appointed Directors of our standard letters of waiver of liability and indemnification, subject to shareholder approval by no later than the next general meeting of our shareholders following such approval, and that such shareholder approval is subject to an ordinary majority, each of our Compensation Committee and Board of Directors noted the formal expiration of our Initial Compensation in January 2017 with respect to the above matters concerning the Appointed Directors, and as such, and for the sake of good order, the inclusion of each of the Appointed Directors under the coverage of our directors and officers insurance policy, as well as the issuance to each of the Appointed Directors of our standard letters of waiver of liability and indemnification, all effective as of the commencement of each of the Appointed Director’s respective engagement with the Company, are being brought for approval by our shareholders in accordance with Sections 270(3), and 273(b) of the Companies Law, which govern the approval of the approval of the engagement of a public company with directors with respect to their terms of office and employment when such terms of office and employment are not in compliance with the duly approved Compensation Policy of the company, or such terms of office and employment are approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy of the company. Thus, each of the matters under Proposal 3 must then receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on such matter at the Meeting, in person or by proxy or through their representatives, as well as the approval of a Disinterested Majority (as defined above).

Each shareholder voting at the Meeting or prior thereto by means of a voting instrument is requested to notify us if he, she or it has a personal interest in connection with any of the matters under this Proposal 3 as a condition for his or her vote to be counted with respect to such matter under this Proposal 3, if Proposal 3 is subject to the approval of a Disinterested Majority. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to any matter under this Proposal 3, such shareholder’s vote with respect to such matter under this Proposal 3 will be disqualified if Proposal 3 is subject to the approval of a Disinterested Majority.

Pursuant to the Israeli Companies Law, such personal interest with respect to a matter under Proposal 3 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in a particular matter under Proposal 3 above, and so notify us accordingly, you may assume that using the form of voting instruments published by the Company will not create a personal interest in the matter.

Our Board of Directors, with the exception of Messrs. Weber and Tzror and Ms. Stern-Raff who each express no recommendation as to the vote on their own matter set forth under Proposal 3, recommends a vote “FOR” the approval of each of the matters as set forth under Proposal 3 above.

Proposal 4:

TO APPROVE THE REVISED DIRECTORS AND OFFICERS INSURANCE COVERAGE FOR ALL
CURRENT AND FUTURE OFFICE HOLDERS OF THE COMPANY.

The Compensation Committee and Board of Directors approved renewal of the Company’s directors’ and officers’ liability insurance policy such that Office Holders of the Company shall be entitled to insurance arrangements subject to the provisions of the amended and restated articles of incorporation of the Company and any limitations set forth in the Companies Law, the Securities Law and/or any other law applicable to the Company which limits the entitlement to insurance coverage for Office Holders of the Company, as relevant to the position filled by the Office Holder in the Company. Additionally, the Company shall be entitled to acquire directors’ and officers’ insurance policies (including for controlling shareholders or their relatives, and/or an Office Holder with respect to whom the controlling shareholders or their relatives have a personal interest), as these shall be from time to time, which include also the Office Holders serving at the Subsidiaries of the Company, and to extend and/or to renew existing insurance policies or to engage in a new policy at the date of the renewal or during the course of the insurance period, with such same insurer or another insurer in Israel or overseas, under conditions as specified below, and provided that the engagement as mentioned shall be on the basis of the principal conditions set out below and each of our Compensation Committee and Board of Directors have approved it, (hereinafter: “D&O Insurance").

The D&O Insurance shall be on the basis of submission of a claim within the limits of liability of up to $30,000,000 per instance and per period and $10,000,000 per instance and per period for side A DIC coverage (with the addition of reasonable legal expenses in excess of the limit of liability), for all of the directors and Office Holders in the Company from time to time. The engagement of the Company in the D&O Insurance may be at a total annual premium of up to $500,000 and with a deductible of the Company with regard to legal action of up to $1,000,000. In addition, the Company may provide Office Holders with insurance policies for: (i) expenses incurred in connection with administrative enforcement proceedings under Chapters 8-C, 8-D or 9-1 of the Securities Law, or under Chapter 4 of part 9 of the Companies Law, including reasonable legal counseling fees; (ii) payments to a party due to a violation, as stipulated by Section 52LIV(a)(1)(a) of the Securities Law.

The D&O Insurance may cover the Office Holders’ liability with respect to claims filed in Israel and outside of Israel, worldwide in accordance with international law and jurisdictions. For avoidance of doubt, the above D&O Insurance policy limits and thresholds are applicable solely to the D&O Insurance for the Company itself, not including any subsidiaries of the Company, and the insurance arrangements at any subsidiaries  may be in excess of the limits and thresholds set forth above.

The D&O Insurance may also cover civil actions against the Company with respect to the purchase or sale of the Company’s securities traded at the TASE and/or at the NASDAQ (Entity Coverage) and/or any other listing for trading on another recognized exchange. Payment priorities for insurance payments under this extension may be set such that the Office Holders’ entitlement to receive payments from the insurers precedes the entitlement of the Company.

Where a “claims made” D&O Insurance regarding past events cannot be renewed or extended due to a change of control (as defined in the engagement agreement of the relevant Office Holder) or other circumstance, the Company may procure run-off policies for the Office Holders serving prior to said change, including Office Holders who are controlling shareholders of the Company, or relatives thereof, or Office Holders in which such have a personal interest in procuring same for such.

The amended and restated articles of the association of the Company permit it to procure D&O Insurance for its Office Holders to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires. The Company continues to renew a D&O Insurance policy covering all Office Holders of the Company.

In their review and approval of the D&O Policy, the Compensation Committee and Board of Directors took into consideration the following factors:

●	the benchmark data for public companies with similar market cap size and in order to align the Company’s coverage with that of similar companies in the market;

●	the educational, professional experience and accomplishments of the Company’s office holders who will be covered by the D&O Policy, if approved; and

●	the position, responsibilities and prior compensation arrangements with the Company’s office holders who will be covered by the D&O Policy, if approved.

The D&O Policy complies with the revised Compensation Policy which was approved by the Compensation Committee and Board of Directors and is being brought for shareholders’ approval as required pursuant to the Israeli Companies Law in Proposal 2 above. If Proposal 2 above is approved, the approval of the D&O Policy does not require shareholders’ approval in accordance with the provisions of the Israeli Companies Law and certain leniency regulations enacted thereunder, but shall nonetheless for the sake of good order be presented and brought for shareholders’ approval by regular majority.

If Proposal 2 above is not approved by the shareholders, the Compensation Committee, Board of Directors and shareholders can nonetheless approve coverage of office holders under the D&O Policy (as well as under the Company’s previous D&O Policy), subject to receipt of proper approvals by the Company’s Compensation Committee, Board of Directors and shareholders. For the purpose hereof, such requirements include receiving the approval of the Compensation Committee and Board of Directors, which approval was given after having weighed, inter alia, the considerations set forth in Section 267B(a) of the Israeli Companies Law, and taking into consideration the factors set forth in Part A of Annex A to the Israeli Companies Law. In addition, the approval of the shareholders with a Disinterested Majority would then also be required. For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the D&O Policy in this instance, as detailed above, the Compensation Committee and Board of Directors reviewed the current D&O Policy as well as the proposed new D&O Policy and approved coverage for the office holders, both current as well as all future office holders, under the proposed new D&O Policy D&O Policy based on the following considerations:

●	the promotion of the advancement of the Company’s goals, its work plan and its policy with a long term view;

●	the creation of appropriate incentives for the office holders of the Company, considering, among other things, the risk management policy of the Company; and

●	the size of the Company and the nature of its operations.

Under the Companies Law, a “controlling shareholder” is a shareholder who has the ability to direct the activities of the Company (other than by virtue of holding a position in the Company). A shareholder holding 25% or more of the voting rights of the Company is presumed to be a controlling shareholder for the purposes of Proposal 4. The Company is not currently aware of any “controlling shareholder,” as defined under the Companies Law.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve that the Company may procure a D&O Insurance Policy, as well as procure in the future additional D&O Insurance Policies, and to include all current as well as future office holders under the coverage of any such D&O Insurance Policies, effective as of the commencement of their engagement with the Company, as set forth under Proposal 4 of the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 4 complies with our revised Compensation Policy being proposed for approval under Proposal 2. Thus if Proposal 2 is adopted at the Meeting, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 4 it must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Meeting, in person or by proxy or through their representatives.

If Proposal 2 is not approved at the Meeting then in accordance with Sections 270(2), 270(3), 272 and 273 of the Companies Law, which govern the approval of the approval of the engagement of a public company with office holders with respect to their terms of office and employment when such terms of office and employment are not in compliance with the duly approved Compensation Policy of the company, or such terms of office and employment are approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy of the company, in order to adopt Proposal 4 it must then receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Meeting, in person or by proxy or through their representatives, as well as the approval of a Disinterested Majority (as defined above).

Each shareholder voting at the Meeting or prior thereto by means of a voting instrument is requested to notify us if he, she or it has a personal interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4, if it is subject to the approval of a Disinterested Majority. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to this Proposal 4, such shareholder’s vote with respect to this Proposal 4 will be disqualified if Proposal 4 is subject to the approval of a Disinterested Majority.

Pursuant to the Israeli Companies Law, such personal interest with respect to Proposal 4 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in Proposal 4 above, and so notify us accordingly, you may assume that using the form of voting instruments published by the Company will not create a personal interest in the matter.

Our Board of Directors recommends a vote “FOR” the proposal to approve that the Company may procure a D&O Insurance Policy, as well as procure in the future additional D&O Insurance Policies, and to include all current as well as future office holders under the coverage of any such D&O Insurance Policies, effective as of the commencement of their engagement with the Company, as set forth under Proposal 4 of the Proxy Statement.

Proposal 5:

To approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Current Arrangements

In July 2013, we entered into a consulting agreement with Waymack Inc. for the services of Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides services to us as the chairman of our Board of Directors, and is responsible for the medical operations of the Company as chief medical officer in which capacity he reports to our Board of Directors. In return for Dr. Waymack’s services, as of March 2014 we paid Waymack Inc. a monthly fee of NIS 29,880 (approximately $8,690 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2015, we paid Waymack Inc. a monthly fee of $14,000. Effective January 1, 2016, we are paying Waymack Inc. a monthly fee of $20,000. The service agreement may be terminated by either party upon 180 days’ advance notice to the other party. In addition to the above monthly fee Waymack Inc. is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) times the monthly fee upon termination of Dr. Waymack’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which at least 80% is based on measurable criteria and either (i) up to 20% or (ii) up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each NIS 5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value, taking into consideration and offsetting any relevant decrease in our equity and/or asset value which occurred in the 12 months previous to such increase; (ii) a bonus in the amount of one (1) time the monthly fee for each NIS 5 million (gross) increase in income from sales of our products in the calendar year compared to the previous calendar year; (iii) a bonus in the amount of three (3) times the monthly fee for completion of in-licensing transaction for a new product, provided however that in any event the bonus will not be paid prior to the clinical trial phase and IND approval with respect to the new product; (iv) a bonus in the amount of one (1) time the monthly fee for each NIS 10 million increase in our market value during the calendar year compared to the previous calendar year-end; (v) a bonus in the amount of six (6) times the monthly fee for each target successfully achieved in a clinical trial as of Phase II of the trial and a bonus in the amount of one (1) time the monthly fee for each target successfully achieved in a clinical trial as of Phase I; (vi) a bonus in the amount of six (6) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products provided however that such bonus shall not be paid for each product more than once; and (vii) a bonus in the amount of two (2) times the monthly fee after completion of registration of our securities on a U.S. stock exchange.

Special bonus based on either a Merger Transaction or a Commercialization Transaction. A special bonus equal to:  (i) 4% of our valuation determined in a Merger Transaction; provided that: (a) in the event that a commission is paid to third parties, the total bonus paid to Waymack Inc., any other office holders, and any third parties with respect thereto will not exceed 8% of the valuation, and the bonus paid to each such office holder shall be calculated pro rata; (b) in any event Waymack Inc. will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $500,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction, provided however that our valuation in such Merger Transaction is at least $25 million; (ii) 4% of the cumulative revenues actually received from a Commercialization Transaction, less any payments made to third parties. The initial bonus is payable upon the receipt of at least $5 million as a result of the commercialization of our products. In the event we receive additional revenues as a result of a Commercialization Transaction exceeding such amount, Waymack Inc. will be entitled to an additional monthly bonus against revenues received by us as a result of the Commercialization Transaction in the prior month; provided that: (a) in the event that a commission is paid to third parties, the total bonus paid to Waymack Inc. and any other office holders, and any third parties with respect thereto will not exceed 10% of the total revenues, and the bonus paid to each such office holder shall be calculated pro rata; (b) in any event Waymack Inc. will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $500,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with revenues of at least $5 million. Waymack Inc. will be entitled to the bonus as a result of a Commercialization Transaction only upon our receipt of at least $5 million as a result of the commercialization of our products.

In the event our cash balance decreases below NIS 2 million, we may, by a resolution of our Compensation Committee (or our Audit Committee acting in lieu of a compensation committee pursuant to the Companies Law) and our Board of Directors, decrease and/or choose not to grant the annual bonus and/or the special bonus, provided that such resolution was made with respect to all of our office holders. Upon the increase of our cash balance above such amount, we shall grant the foregone annual bonus and/or the special bonus, as applicable.

In the event of the reference of our auditors in the auditors’ opinion on our financial statements with respect to significant doubt as to our ability to continue as a “going concern,” we may, by a resolution of our Compensation Committee (or our Audit Committee acting in lieu of a compensation committee pursuant to the Companies Law) and our Board of Directors, decrease and/or choose not to grant the special bonus, provided that such resolution was made with respect to all of our office holders. However, upon the removal of the auditors’ “going concern” reference, we may grant the special bonus with respect to a past merger transaction.

In the second quarter of 2016, (each of our Audit Committee acting in lieu of a compensation committee pursuant to the Companies Law), Board of Directors and shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Waymack for the purchase of 3,089,066 ordinary shares (the “Initial PW Grant") (such number of ordinary shares would comprise 154,453.3 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016; have an exercise price of NIS 0.7884 per ordinary share; and are exercisable for 8 years from June 27, 2016, provided, however, that no options are exercisable prior to our adoption of a revised compensation policy in accordance with the Companies Law. In addition Dr. Waymack was granted an additional 2,468,759 options following our July 2016 follow-on public offering, on the same terms and conditions of the Initial PW Grant so that the sum total of his options following such public offering reflected 3.5% of our issued and outstanding shares subsequent to the offering (the “Subsequent PW Grant”); this grant was made subject to the proviso that the economic value of the total options issued to Dr. Waymack, calculated as of the date of issuance of the Subsequent PW Grant, was not in excess of the economic value of the Initial PW Grant as of the date of the approval of our Board of Directors for the option grants to Dr. Waymack. In addition, to such extent as the cash components of the terms of office and employment in our current agreement with Dr. Waymack, together with the economic value of the aforesaid grant of options to Dr. Waymack, exceeds the total compensation that may be granted to the Chairman of the Board and Chief Medical Officer under the revised Compensation Policy, then our Compensation Committee and our Board of Directors shall be entitled, at their sole discretion, to forfeit such number of options from the above proposed grants, such that the aggregate value of the terms of office and employment for Dr. Waymack, both cash and equity-based, shall comply with the revised Compensation Policy when adopted. If both Proposal 2 and this Proposal 5 are adopted by the shareholders at the Meeting, 1,852,608 of the above noted options will become fully vested and exercisable as of the date of the Meeting.

Proposed Changes

Our Compensation Committee and Board of Directors conducted a review of Dr. Waymack’s terms of office and employment. In their review, the Compensation Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the revised Compensation Policy approved by each of the Compensation Committee and Board of Directors, as well as internal fairness and market trends. They also used benchmark studies, prepared for the Company by external consultants, which were comprised of peer companies to determine that the proposed changes to Dr. Waymack’s terms of office and employment are consistent with the revised Compensation Policy and in line with market practice.

As a reference point, the Company targets actual compensation packages to the median compensation level of the peer group, while maintaining the potential for above-average variable compensation for high performance. It should also be noted that the Compensation Committee expects to conduct these analyses and benchmark pay for executives at least once every three years. The benchmark group comprises a selection of companies chosen to reflect the competitive environment in which the Company operates. These companies have been selected according to criteria such as revenues, market capitalization, business type, geographic location, and size. In preparing the revised Compensation Policy and more specifically, in approving amendments to specific office holder compensation discussed under later proposals in this Proxy Statement, the benchmark peer group considered by the Compensation Committee included Redhill Biopharma Ltd., MediWound Ltd., Vascular Biogenics Ltd., SteadyMed Ltd., Intec Pharma Ltd., Bioblast Pharma Ltd., BioLineRx Ltd., Alcobra Ltd., Galmed Pharmaceuticals Ltd., Can-Fite BioPharma Ltd., and Cellect Biotechnology Ltd.

In addition to the above review of market trends and benchmarking, in proposing the below changes to Dr. Waymack’s terms of office and employment, each of our Compensation Committee and Board of Directors recognized the growth of the Company achieved under his leadership since founding Kitov. Most significantly, under Dr. Waymack’s leadership, the Company achieved a successful Phase III clinical trial for its flagship product KIT-302, and also received allowances to grant patents from the USPTO for its products. Each of our Compensation Committee and Board of Directors further recognized Dr. Waymack’s leadership in driving the Company’s regulatory pathway for its therapeutic candidate pipeline, a key element in its success, and building a promising combination drug nearing submission of its New Drug Application, while improving the Company’s financial position in assisting with numerous public fund raisings, including our U.S. initial public offering on the NASDAQ in November 2015 and a successful follow-on public offering in July 2016. The Compensation Committee and the Board of Directors also considered the fact that Dr. Waymack presently has little outstanding equity-based incentive compensation. Despite being the founder of the Company and a critical individual in the development of the Company’s key products, Dr. Waymack’s holdings in the Company have been heavily diluted by successive fund raisings. The Compensation Committee and Board of Directors each determined that this measure would further align the interests of Dr. Waymack with those of the shareholders by providing a meaningful commitment towards a greater executive shareholding position in the company. Dr. Waymack is considered a key person at the Company, and the Company seeks to incentivize him in order to ensure that he is available to the Company in order to secure the future scientific, clinical and regulatory development of Kitov. It is expected by the shareholding public that Dr. Waymack would have a significant equity stake in the Company as well as appropriate cash compensation.

Except as described below, all terms of office and employment of Dr. Waymack, as previously approved by our shareholders, will remain unchanged.

Each of our Compensation Committee and Board of Directors have approved an amendment to the terms of office and employment for Dr. Waymack, subject to the subsequent approval of our shareholders, such that effective January 1, 2017 we will pay Waymack Inc. a monthly fee of $27,100.

In addition, each of our Compensation Committee and Board of Directors has approved changes to the terms of office and employment granted to Dr. Waymack as follows:

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Note at the present time the company does not disclose the specific goals/targets as they are considered to be commercially sensitive and disclosure of these goals and targets at this time would be detrimental to the interests of the company and shareholders alike. The Compensation Committee will re-evaluate the benefits associated with the disclosure of these metrics after the performance cycle has concluded provided at that time the committee deems that this information is no longer of a commercially sensitive nature. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of two (2) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of two (2) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of three (3) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; and (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

Special bonus based on either a Merger Transaction or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Dr. Waymack will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 2.0% of cumulative revenues for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Dr. Waymack will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Dr. Waymack will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

In addition, each of our Compensation Committee and Board of Directors has approved the terms of office and employment of Dr. Waymack which will include a grant of 4,646,091 RSUs to be granted to Dr. Waymack under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting from the RSUs would comprise 232,305 of our ADSs). The Fair Market Value of these RSU’s calculated as of the date of the approval by the Board of Directors is $303,274. In order to allow for greater flexibility in reducing the tax burden of the grant, the Compensation Committee and Board of Directors have approved that Dr. Waymack may elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSUs, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) days prior to the Board of Directors’ approval of the terms of office and employment of Dr. Waymack which will include the grant, converted into ordinary share values at the ratio of 1 ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 0.3297 per one ordinary share. The Fair Market Value of these options, should Dr. Waymack elect to take the entire award as options in lieu of RSU’s (at a ratio of 1.667 options per RSU) calculated as of the date of the approval by the Board of Directors is $193,964.

Any RSUs and/or options to be granted to Dr. Waymack in accordance with our Board of Directors’ decision of May 25, 2017 to approve the terms of office and employment of Dr. Waymack which will include the grant, shall be vested quarterly over a period of 3 years from the commencement of Dr. Waymack’s engagement, and are exercisable for 7 years from the date of grant. The RSUs and/or options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee and Board of Directors each approved change of control acceleration for the grant of RSUs and/or options to Dr. Waymack.

The amended terms of office and employment proposed for Dr. Waymack, including the proposed grant of equity based compensation, comply with the revised Compensation Policy which was approved by the Compensation Committee and Board of Directors and is being brought for shareholders’ approval as required pursuant to the Israeli Companies Law in Proposal 2 above. If Proposal 2 above is approved, the approval of the amended terms of office and employment proposed for Dr. Waymack, including the proposed grant of equity based compensation, must be approved by the shareholders by a simple majority.

If Proposal 2 above is not approved by the shareholders, then the matters under each of Proposals 5 through 8 shall be held in abeyance until being presented at the Adjourned Meeting to be held on July 13, 2017. Furthermore, should Proposal 2 not be approved at the Meeting, and the Compensation Committee and Board of Directors did not subsequently determine to approve Proposal 2 even if it is rejected by the shareholders, then the Compensation Committee, Board of Directors and shareholders can nonetheless approve the amendments to the terms of office and employment proposed for Dr. Waymack, including the proposed grant of equity based compensation, subject to receipt of proper approvals by the Company’s Compensation Committee, Board of Directors and shareholders. For the purpose hereof, such requirements include receiving the approval of the Compensation Committee and Board of Directors, which approval was given after having weighed, inter alia, the considerations set forth in Section 267B(a) of the Israeli Companies Law, and taking into consideration the factors set forth in Part A of Annex A to the Israeli Companies Law. In addition, the approval of the shareholders with a Disinterested Majority at the Adjourned Meeting is also required.

For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the amended terms of office and employment proposed for Dr. Waymack, including the proposed grant of equity based compensation in this instance, as detailed above, the Compensation Committee and Board of Directors reviewed the current terms of office and employment of Dr. Waymack, as well as the proposed amended terms of office and employment for Dr. Waymack, including the proposed grant of equity based compensation, and approved the matter after considering, inter alia, the Company’s objectives, business plan and its policy with a long-term view; our business risks management; our size and the nature of our operations; Dr. Waymack’s contribution to achieving our corporate objectives with a long-term view and in accordance with Dr. Waymack’s role at the Company; Dr. Waymack’s education, qualifications, expertise, seniority (with us in particular, and in Dr. Waymack’s profession in general), professional experience and achievements of Dr. Waymack; and Dr. Waymack’s position, the scope of his responsibility and previous wage agreements that we signed with him.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 5 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 5 complies with our revised Compensation Policy being proposed for approval under Proposal 2. Thus if Proposal 2 is adopted at the Meeting, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 5 it must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Meeting, in person or by proxy or through their representatives.

If Proposal 2 is not approved at the Meeting then then the matters under Proposal 5 shall be held in abeyance until being presented at the Adjourned Meeting to be held on July 10, 2017.

Should the Compensation Committee and Board of Directors subsequently determine to approve the revised Compensation Policy even if it is rejected by the shareholders, then in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 5 it must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Adjourned Meeting, in person or by proxy or through their representatives.

Should the Compensation Committee and Board of Directors not subsequently determine to approve revised Compensation Policy even if it is rejected by the shareholders, then in accordance with Sections 270(3) and 273(b) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) when such terms of office and employment are not in compliance with the duly approved Compensation Policy of the company, or such terms of office and employment are approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy of the company, in order to adopt Proposal 5 it must then receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Adjourned Meeting, in person or by proxy or through their representatives, as well as the approval of a Disinterested Majority (as defined above).

Each shareholder voting at the Meeting (or an Adjourned Meeting) or prior thereto by means of a voting instrument is requested to notify us if he, she or it has a personal interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5, if it is subject to the approval of a Disinterested Majority. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to this Proposal 5, such shareholder’s vote with respect to this Proposal 5 will be disqualified if Proposal 5 is subject to the approval of a Disinterested Majority.

Pursuant to the Israeli Companies Law, such personal interest with respect to Proposal 5 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in Proposal 5 above, and so notify us accordingly, you may assume that using the form of voting instruments published by the Company will not create a personal interest in the matter.

Our Board of Directors, with the exception of Dr. Paul Waymack who expresses no recommendation as to the vote on Proposal 5, recommends a vote “FOR” the approval of an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 5 above.

Proposal 6:

To approve an amendment to the terms of office and employment of mr. isaac israel, a member of the Board of Directors and Chief executive Officer of the Company, including the grant of equity-based incentive compensation.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Current Arrangements

In July 2013, we entered into a services agreement with Uneri Capital Ltd., a private company wholly owned by Mr. Isaac Israel, for the provision of part-time management services according to our needs. For such services we paid as of such date monthly payments of NIS 25,000 (approximately $7,300 per month based on the representative rate of exchange on June 30, 2014). As of September 2014 we terminated the engagement with Uneri Capital and entered into an employment agreement with Mr. Isaac Israel as our chief executive officer pursuant to which we paid Mr. Israel a base salary of NIS 40,000 (approximately $10,593) per month. In addition to the above we provided Mr. Israel with a car allowance at a monthly cost of up to NIS 4,000 (approximately $1,059), management insurance policy and advanced study fund.

Effective as of May 1, 2016, Mr. Israel increased the scope of his engagement with the Company to 100% from 80% and his base monthly consideration and linked benefits were increased proportionally. In addition as of May 1, 2016, Mr. Israel is engaged via a services agreement with Uneri Capital, provided, however, that there is no difference to our costs and expenses for such engagement as a service provider instead of as an employee. For such services we pay Uneri Capital as of such date monthly payments of NIS 68,867 (approximately $17,911) per month.

In addition, Mr. Israel is entitled to the following additional compensation:

Retirement Grant. A retirement grant of three (3) time the monthly salary equivalent (currently NIS 50,000 (approximately $13,004) per month) upon termination of Mr. Israel’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly salary equivalent three (3) time the monthly salary equivalent (currently NIS 50,000 (approximately $13,004) per month) of which at least 80% is based on measurable criteria and either (i) up to 20% or (ii) up to three (3) times the monthly salary is based on non-measurable criteria under our compensation policy. The annual bonus based on measurable criteria is payable for the same events and in the same amounts as the agreement with Waymack Inc. described above, except that the bonus to Mr. Israel for each target successfully achieved in a clinical trial as of Phase I is two (2) times his monthly salary.

Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to: (i) 4% of our valuation determined in a Merger Transaction payable in the same manner as the agreement with Waymack Inc. described above; (ii) NIS 200,000 for each Fund Raise, provided however, in the event that a commission is paid to third parties, the total bonus paid to Mr. Israel, any other office holders and any third parties with respect thereto will not exceed 10% of the Fund Raise amount (gross); and (iii) 4% of the cumulative revenues actually received from a Commercialization Transaction, less any payments made to third parties, payable in the same manner as the agreement with Waymack Inc. described above. A “Fund Raise” means a raise by us of each NIS 10 Million (cumulative), in any calendar year, commencing as of October 1, 2014.

We may, by a resolution of our Compensation Committee (or our Audit Committee acting in lieu of a compensation committee pursuant to the Companies Law) and our Board of Directors, decrease and/or choose not to grant the annual bonus and/or the special bonus, in the manner described under Proposal 5 above regarding the Service Agreement with Waymack Inc.

In the second quarter of 2016, each of our Audit Committee (acting in lieu of a compensation committee pursuant to the Companies Law), Board of Directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Israel for the purchase of 2,206,476 ordinary shares (such number of ordinary shares would comprise 110,323.8 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 0.7884 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options are exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law. In addition, to such extent as the cash components of the terms of office and employment in our current agreement with Mr. Israel, together with the economic value of the aforesaid proposed grant of options to Mr. Israel, exceeds the total compensation that may be granted to a director and CEO under the revised Compensation Policy, then our Compensation Committee and our Board of Directors shall be entitled, at their sole discretion, to forfeit such number of options from the above grant, such that the aggregate value of the terms of office and employment for Mr. Israel, both cash and equity-based, shall comply with the revised Compensation Policy when adopted.If both Proposal 2 and this Proposal 6 are adopted by the shareholders at the Meeting, 735,492 of the above noted options will become fully vested and exercisable as of the date of the Meeting.

Proposed Changes

Our Compensation Committee and Board of Directors conducted a review of Mr. Israel’s terms of office and employment. In their reviews, each of the Compensation Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the revised Compensation Policy approved by each of the Compensation Committee and Board of Directors, as well as internal fairness and market trends. The CEO’s compensation is approved by the Board of Directors, based on the proposal of the Compensation Committee. In making its proposals, the Compensation Committee and Board of Directors take account of independently produced market data within the Company’s peer group and performance against pre-determined targets during the relevant year. We also note that the CEO is not present when decisions are taken regarding his compensation package.

We believe that Mr. Israel’s terms of office and employment are consistent with the revised Compensation Policy and in line with market practice.

As a reference point, the Company targets actual compensation packages to the median compensation level of the peer group, while maintaining the potential for above-average variable compensation for high performance. It should also be noted that the Compensation Committee expects to conduct these analyses and benchmarks pay for executives at least once every three years. The benchmark group comprises a selection of companies chosen to reflect the competitive environment in which the Company operates. These companies have been selected according to criteria such as revenues, market capitalization, business type, geographic location, and size. In preparing the revised Compensation Policy and more specifically, in approving amendments to specific office holder compensation discussed under later proposals in this Proxy Statement, the benchmark peer group considered by the Compensation Committee included Redhill Biopharma Ltd., MediWound Ltd., Vascular Biogenics Ltd., SteadyMed Ltd., Intec Pharma Ltd., Bioblast Pharma Ltd., BioLineRx Ltd., Alcobra Ltd., Galmed Pharmaceuticals Ltd., Can-Fite BioPharma Ltd., and Cellect Biotechnology Ltd.

In addition to the above review of market trends and benchmarking, in proposing the below changes to Mr. Israel’s terms of office and employment, each of our Compensation Committee and Board of Directors recognized the growth of the Company achieved under his leadership since 2013. Most significantly, under Mr. Israel’s leadership, the Company achieved a successful Phase III clinical trial for its flagship product KIT-302, and also received allowances to grant patents from the USPTO for its products, and successfully completed an acquisition of a controlling stake in TyrNovo Ltd. which is developing NT219, a promising new oncology related therapeutic candidate. The Compensation Committee and the Board of Directors further recognized Mr. Israel’s leadership in improving the Company’s financial position in leading numerous public fund raisings, including our successful U.S. initial public offering on the NASDAQ in November 2015, and a successful follow-on public offering in July 2016. The Company seeks to incentivize Mr. Israel in order to ensure that he is available to the Company in order to secure the future growth and business development of Kitov. It is also expected by the shareholding public that as Chief Executive Officer, Mr. Israel would have an appropriate equity stake in the Company, in addition to his cash compensation.

Except as described below, all terms of office and employment of Mr. Israel, as previously approved by our shareholders, will remain unchanged.

Each of our Compensation Committee and Board of Directors have approved an amendment to the terms of office and employment for Mr. Israel, subject to the subsequent approval of our shareholders, such that effective January 1, 2017 we will pay Uneri Capital a monthly fee of $26,250 and a car allowance at a monthly cost of up to NIS 5,000 (approximately $1,800). In addition to the above review of market trends and benchmarking, when approving the increase to the monthly fee to be paid to Mr. Israel (via Uneri Capital), the Compensation Committee and Board of Directors each also considered that under the proposed changes to the terms of office and employment granted to Mr. Israel, he will no longer be eligible for any Fund Raise special bonuses.

In addition, each of our Compensation Committee and Board of Directors has approved changes to the terms of office and employment granted to Mr. Israel as follows:

Retirement Grant. A retirement grant of six (6) times the monthly fee upon termination of Mr. Israel’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Note at the present time the company does not disclose the specific goals/targets as they are considered to be commercially sensitive and disclosure of these goals and targets at this time would be detrimental to the interests of the company and shareholders alike. The Compensation Committee will re-evaluate the benefits associated with the disclosure of these metrics after the performance cycle has concluded provided at that time the committee deems that this information is no longer of a commercially sensitive nature. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of three (3) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of two (2) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates; and (x) a bonus in the amount of one (1) times the monthly fee for meeting annual budget goals.

Special bonus based on either a Merger Transaction or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Mr. Israel will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus 2.0% of cumulative revenues above $30 million but less than $50 million, plus 1.0% of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Israel will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Israel will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

In addition, each of our Compensation Committee and Board of Directors has approved the terms of office and employment of Mr. Israel which will include a grant of 4,355,710 RSUs to be granted to Mr. Israel under our 2016 Equity-Based Incentive Plan to Mr. Israel (such number of ordinary shares resulting for the RSUs would comprise 217,786 of our ADSs). The Fair Market Value of these RSU’s calculated as of the date of the approval by the Board of Directors is $284,319. In order to allow for greater flexibility in reducing the tax burden of the grant, the Compensation Committee and Board of Directors have approved that Mr. Israel may elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) prior to the Board of Directors’ approval of the terms of office and employment of Mr. Israel which will include the grant, converted into ordinary share values at the ratio of 1ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 0.3297 per one ordinary share. The Fair Market Value of these options, should Mr. Israel elect to take the entire award as options in lieu of RSU’s (at a ratio of 1.667 options per RSU) calculated as of the date of the approval by the Board of Directors is $181,842.

Any RSUs and/or options to be granted to Mr. Israel in accordance with our Board of Directors’ decision of May 25, 2017 to approve the terms of office and employment of Mr. Israel which will include the grant, shall be vested quarterly over a period of 3 years from the commencement of Mr. Israel’s engagement, and are exercisable for 7 years from the date of grant. The RSUs and/or options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee and Board of Directors each approved change of control acceleration for the grant of RSUs and/or options to Mr. Israel.

The amended terms of office and employment proposed for Mr. Israel, including the proposed grant of equity based compensation, comply with the revised Compensation Policy which was approved by the Compensation Committee and Board of Directors and is being brought for shareholders’ approval as required pursuant to the Israeli Companies Law in Proposal 2 above. If Proposal 2 above is approved, the approval of the amended terms of office and employment proposed for Mr. Israel, including the proposed grant of equity based compensation, must be approved by the shareholders by a simple majority.

If Proposal 2 above is not approved by the shareholders, then the matters under each of Proposals 5 through 8 shall be held in abeyance until being presented at the Adjourned Meeting to be held on July 10, 2017. Furthermore, should Proposal 2 not be approved at the Meeting, and the Compensation Committee and Board of Directors did not subsequently determine to approve Proposal 2 even if it is rejected by the shareholders, the Compensation Committee, Board of Directors and shareholders can nonetheless approve the amendments to the terms of office and employment proposed for Mr. Israel, including the proposed grant of equity based compensation, subject to receipt of proper approvals by the Company’s Compensation Committee, Board of Directors and shareholders. For the purpose hereof, such requirements include receiving the approval of the Compensation Committee and Board of Directors, which approval was given after having weighed, inter alia, the considerations set forth in Section 267B(a) of the Israeli Companies Law, and taking into consideration the factors set forth in Part A of Annex A to the Israeli Companies Law. In addition, the approval of the shareholders with a Disinterested Majority at the Adjourned Meeting is also required.

For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the amended terms of office and employment proposed for Mr. Israel, including the proposed grant of equity based compensation in this instance, as detailed above, the Compensation Committee and Board of Directors reviewed the current terms of office and employment of Mr. Israel, as well as the proposed amended terms of office and employment for Mr. Israel, including the proposed grant of equity based compensation, and approved the matter after considering, inter alia, the Company’s objectives, business plan and its policy with a long-term view; our business risks management; our size and the nature of our operations; Mr. Israel’s contribution to achieving our corporate objectives with a long-term view and in accordance with Mr. Israel’s role at the Company; Mr. Israel’s education, qualifications, expertise, seniority (with us in particular, and in Mr. Israel’s profession in general), professional experience and achievements of Mr. Israel; and, Mr. Israel’s position, the scope of his responsibility and previous wage agreements that we signed with him.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the terms of office and employment of Mr. Isaac Israel a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 6 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 6 complies with our revised Compensation Policy being proposed for approval under Proposal 2. Thus if Proposal 2 is adopted at the Meeting, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 6 it must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Meeting, in person or by proxy or through their representatives.

If Proposal 2 is not approved at the Meeting then then the matters under Proposal 6 shall be held in abeyance until being presented at the Adjourned Meeting to be held on July 10, 2017.

Should the Compensation Committee and Board of Directors subsequently determine to approve the revised Compensation Policy even if it is rejected by the shareholders, then in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 6 it must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Adjourned Meeting, in person or by proxy or through their representatives.

Should the Compensation Committee and Board of Directors not subsequently determine to approve revised Compensation Policy even if it is rejected by the shareholders, then in accordance with Sections 270(3) and 273(b) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) when such terms of office and employment are not in compliance with the duly approved Compensation Policy of the company, or such terms of office and employment are approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy of the company, in order to adopt Proposal 6 it must then receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Adjourned Meeting, in person or by proxy or through their representatives, as well as the approval of a Disinterested Majority (as defined above).

Each shareholder voting at the Meeting (or an Adjourned Meeting) or prior thereto by means of a voting instrument is requested to notify us if he, she or it has a personal interest in connection with this Proposal 6 as a condition for his or her vote to be counted with respect to this Proposal 6, if it is subject to the approval of a Disinterested Majority. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to this Proposal 6, such shareholder’s vote with respect to this Proposal 6 will be disqualified if Proposal 6 is subject to the approval of a Disinterested Majority.

Pursuant to the Israeli Companies Law, such personal interest with respect to Proposal 6 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in Proposal 6 above, and so notify us accordingly, you may assume that using the form of voting instruments published by the Company will not create a personal interest in the matter.

Our Board of Directors, with the exception of Mr. Isaac Israel who expresses no recommendation as to the vote on Proposal 6, recommends a vote “FOR” the approval of an amendment to the terms of office and compensation of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 6 above.

Proposal 7:

To approve an amendment to the terms of office and employment of mr. simcha rock, a member of the Board of Directors and Chief financial Officer of the Company, including the grant of equity-based incentive compensation.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Current Arrangements

Consulting Agreement with Mr. Simcha Rock

In July 2013, we entered into a consulting agreement with Mr. Rock pursuant to which Mr. Rock provides services to us as our chief financial officer. In return for Mr. Rock’s services, as of March 2014, we paid Mr. Rock a monthly fee of NIS 35,000 (approximately $10,200 per month based on the representative rate of exchange on June 30, 2014). As of September 2014, we are paying Mr. Rock NIS 50,000 (approximately $13,242) per month. The agreement may be terminated by either party upon 90 days’ prior notice to the other party.

In addition to the above monthly fee Mr. Rock is, as of September 1, 2014, entitled to a leased company car at a monthly cost of up to NIS 3,000 (approximately $795) and to the following additional compensation:

Retirement Grant. A retirement grant of three (3) times the monthly fee upon termination of Mr. Rock’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly salary equivalent (NIS 38,462 (currently approximately $10,000) per month, of which at least 80% is based on measurable criteria and either (i) up to 20% or (ii) up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. The annual bonus based on measurable criteria is payable for the same events and in the same amounts as the agreement with Waymack Inc. described above, except that the bonus to Mr. Rock for meeting the targets of our clinical trials in a clinical trial as of Phase II is four (4) times his monthly fee and after completion of registration of our securities on a U.S. stock exchange the bonus to Mr. Rock shall be four (4) times the monthly fee and the measurable criteria for Mr. Rock includes a bonus in the amount of three (3) times the monthly fee for meeting our budget objectives.

Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to: (i) 4% of our valuation determined in a Merger Transaction payable in the same manner as the agreement with Waymack Inc. described above, provided that the bonus payable to Mr. Rock based on a Merger Transaction will not exceed $350,000; (ii) NIS 100,000 for each Fund Raise, provided however, in the event that a commission is paid to third parties, the total bonus paid to Mr. Rock, any other office holders and any third parties with respect thereto will not exceed 10% of the Fund Raise amount (gross); and (iii) 4% of the cumulative revenues actually received from a Commercialization Transaction, less any payments made to third parties, payable in the same manner as the agreement with Waymack Inc. described above, provided that the bonus payable to Mr. Rock based on a Commercialization Transaction will not exceed $350,000.

We may, by a resolution of our Compensation Committee (or our Audit Committee acting in lieu of a compensation committee pursuant to the Companies Law) and our Board of Directors, decrease and/or choose not to grant the annual bonus and/or the special bonus, in the manner described above under Proposal 5 regarding the Service Agreement with Waymack Inc.

In addition, in July 2014 we granted Mr. Rock 1,188,967 non-tradable options under our 2013 Option Plan to purchase 91,455 ordinary shares. Of these options: (a) 1,011,500 options to purchase 77,805 ordinary shares will vest pro rata on a monthly basis over a period of 18 months from the date of grant and will be exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share for a period of three years commencing from the date of grant of the options; and (b) 177,467 options to purchase 13,651 ordinary shares vested as of the date of the grant and are exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and will have a term of three years from the date of grant. Following the attainment of the Milestone under the Share Transfer Agreement in connection with our Phase III trial for KIT-302, we were required to grant to Mr. Rock an additional 181,089 options to purchase 13,929 ordinary shares. These options will vest as of the date of grant and will be exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and will have a term of three years from the date of grant. Mr. Rock has waived the receipt of this option grant. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Share Transfer Agreement with Kitov Pharmaceuticals” in our Annual Report on Form 20-F.

In the second quarter of 2016, each of our Audit Committee (acting in lieu of the compensation committee in accordance with the Companies Law), Board of Directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Rock for the purchase 661,943 ordinary shares, (such number of ordinary shares would comprise 33,097.15 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 0.7884 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options are exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law. In addition, to such extent as the cash components of the terms of office and employment in our current agreement with Mr. Rock, together with the economic value of the aforesaid proposed grant of options to Mr. Rock, exceeds the total compensation that may be granted to a director and CFO under the revised Compensation Policy, then our Compensation Committee and our Board of Directors shall be entitled, at their sole discretion, to forfeit such number of options from the above grant, such that the aggregate value of the terms of office and employment for Mr. Rock, both cash and equity-based, shall comply with the revised Compensation Policy when adopted. If both Proposal 2 and this Proposal 7 are adopted by the shareholders at the Meeting, 220,648 of the above noted options will become fully vested and exercisable as of the date of the Meeting.

Proposed Changes

Our Compensation Committee and Board of Directors conducted a review of Mr. Rock’s terms of office and employment. In their review, each of our Compensation Committee and our Board of Directors took into account the Company’s compensation philosophies and the provisions of the revised Compensation Policy approved by each of the Compensation Committee and Board of Directors, as well as internal fairness and market trend. The CFO’s compensation is approved by the Board of Directors, based on the proposal of the Compensation Committee. Similar to the benchmarking exercise conducted for Dr. Waymack and Mr. Israel, they also used benchmark studies of peer companies prepared for the Company by external consultants to determine that the proposed changes to Mr. Rock’s terms of office and employment are consistent with the revised Compensation Policy and in line with market practice. We also note that the CFO is not present when decisions are taken regarding his compensation package.

We believe that Mr. Rock’s terms of office and employment are consistent with the revised Compensation Policy and in line with market practice.

As a reference point, the Company targets actual compensation packages to the median compensation level of the peer group, while maintaining the potential for above-average variable compensation for high performance. It should also be noted that the Compensation Committee expects to conduct these analyses and benchmarks pay for executives at least once every three years. The benchmark group comprises a selection of companies chosen to reflect the competitive environment in which the Company operates. These companies have been selected according to criteria such as revenues, market capitalization, business type, geographic location, and size. In preparing the revised Compensation Policy and more specifically, in approving amendments to specific office holder compensation discussed under later proposals in this Proxy Statement, the benchmark peer group considered by the Compensation Committee included Redhill Biopharma Ltd., MediWound Ltd., Vascular Biogenics Ltd., SteadyMed Ltd., Intec Pharma Ltd., Bioblast Pharma Ltd., BioLineRx Ltd., Alcobra Ltd., Galmed Pharmaceuticals Ltd., Can-Fite BioPharma Ltd., and Cellect Biotechnology Ltd.

In addition to the above review of market trends and benchmarking, in proposing the below changes to Mr. Rock’s terms of office and employment, the Compensation Committee and the Board of Directors recognized the growth of the Company achieved since his engagement with the Company commenced in 2011. Most significantly, under Mr. Rock’s stewardship, the Company achieved a successful Phase III clinical trial for its flagship product KIT-302 often with limited means on hand, and also received allowances to grant patents from the USPTO for its products, and successfully completed an acquisition of a controlling stake in TyrNovo Ltd. which is developing NT219, a promising new oncology related therapeutic candidate. The Compensation Committee and the Board of Directors further recognized Mr. Rock’s leadership in improving the Company’s financial position in leading numerous public fund raisings, including our successful U.S. initial public offering on the NASDAQ in November 2015 and a successful follow-on public offering in July 2016. The Company seeks to incentivize Mr. Rock in order to ensure that he is available to the Company in order to secure our future growth and business development. It is also expected by the shareholding public that as Chief Financial Officer, Mr. Rock would have an appropriate equity stake in the Company, in addition to his cash compensation.

Except as described below, all terms of office and employment of Mr. Rock, as previously approved by our shareholders, will remain unchanged.

Each of our Compensation Committee and Board of Directors have approved an amendment to the terms of office and employment for Mr. Rock, subject to the subsequent approval of our shareholders, such that effective January 1, 2017 we will pay Mr. Rock a monthly consulting fee of $19,600 and a car allowance at a monthly cost of up to NIS 3,500 (approximately $975). In addition to the above review of market trends and benchmarking, when approving the increase to the monthly fee to be paid to Mr. Rock, the Compensation Committee and Board of Directors each also considered that under the proposed changes to the terms of office and employment granted to Mr. Rock, he will no longer be eligible for any Fund Raise special bonuses.

In addition, each of our Compensation Committee and Board of Directors has approved changes to the terms of office and employment granted to Mr. Rock as follows:

Retirement Grant. A retirement grant of four (4) times the monthly fee upon termination of Mr. Rock’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Note at the present time the company does not disclose the specific goals/targets as they are considered to be commercially sensitive and disclosure of these goals and targets at this time would be detrimental to the interests of the company and shareholders alike. The Compensation Committee will re-evaluate the benefits associated with the disclosure of these metrics after the performance cycle has concluded provided at that time the committee deems that this information is no longer of a commercially sensitive nature. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of two (2) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of one (1) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for meeting annual budget goals; and (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

 Special bonus based on either a Merger Transaction or a Commercialization Transaction. A special bonus equal to:  (i) 2.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 1.0% of our valuation for the layer of valuation above $30 million; provided that in any event Mr. Rock will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $1,500,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 2.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $30 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Rock will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Rock will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $1,500,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

In addition, each of our Compensation Committee and Board of Directors has approved the terms of office and employment of Mr. Rock which will include a grant of 2,903,807 RSUs to be granted to Mr. Rock under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting for the RSUs would comprise 145,190 of our ADSs). The Fair Market Value of these RSU’s calculated as of the date of the approval by the Board of Directors is $189,546. In order to allow for greater flexibility in reducing the tax burden of the grant, the Compensation Committee and Board of Directors have approved that Mr. Rock may elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) prior to the Board of Directors’ approval of the terms of office and employment of Mr. Rock which will include the grant, converted into ordinary share values at the ratio of 1 ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 0.3297 per one ordinary share. The Fair Market Value of these options, should Mr. Rock elect to take the entire award as options in lieu of RSU’s (at a ratio of 1.667 options per RSU) calculated as of the date of the approval by the Board of Directors is $121,228.

Any RSUs and/or options to be so granted to Mr. Rock in accordance with our Board of Directors’ decision of May 25, 2017 to approve the terms of office and employment of Mr. Rock which will include the grant, shall be vested quarterly over a period of 3 years from the commencement of Mr. Rock’s engagement, and are exercisable for 7 years from the date of grant. The RSUs and/or options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee and Board of Directors each approved change of control acceleration for the grant of RSUs and/or options to Mr. Rock.

The amended terms of office and employment proposed for Mr. Rock, including the proposed grant of equity based compensation, comply with the revised Compensation Policy which was approved by the Compensation Committee and Board of Directors and is being brought for shareholders’ approval as required pursuant to the Israeli Companies Law in Proposal 2 above. If Proposal 2 above is approved, the approval of the amended terms of office and employment proposed for Mr. Rock, including the proposed grant of equity based compensation, must be approved by the shareholders by a simple majority.

If Proposal 2 above is not approved by the shareholders, then the matters under each of Proposals 5 through 8 shall be held in abeyance until being presented at the Adjourned Meeting to be held on July 10, 2017. Furthermore, should Proposal 2 not be approved at the Meeting, and the Compensation Committee and Board of Directors did not subsequently determine to approve Proposal 2 even if it is rejected by the shareholders, the Compensation Committee, Board of Directors and shareholders can nonetheless approve the amendments to the terms of office and employment proposed for Mr. Rock, including the proposed grant of equity based compensation, subject to receipt of proper approvals by the Company’s Compensation Committee, Board of Directors and shareholders. For the purpose hereof, such requirements include receiving the approval of the Compensation Committee and Board of Directors, which approval was given after having weighed, inter alia, the considerations set forth in Section 267B(a) of the Israeli Companies Law, and taking into consideration the factors set forth in Part A of Annex A to the Israeli Companies Law. In addition, the approval of the shareholders with a Disinterested Majority at the Adjourned Meeting is also required.

For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the amended terms of office and employment proposed for Mr. Rock, including the proposed grant of equity based compensation in this instance, as detailed above, the Compensation Committee and Board of Directors reviewed the current terms of office and employment of Mr. Rock, as well as the proposed amended terms of office and employment for Mr. Rock, including the proposed grant of equity based compensation, and approved the matter after considering, inter alia, the Company’s objectives, business plan and its policy with a long-term view; our business risks management; our size and the nature of our operations; Mr. Rock’s contribution to achieving our corporate objectives with a long-term view and in accordance with Mr. Rock’s role at the Company; Mr. Rock’s education, qualifications, expertise, seniority (with us in particular, and in Mr. Israel’s profession in general), professional experience and achievements of Mr. Rock; and, Mr. Rock’s position, the scope of his responsibility and previous wage agreements that we signed with him.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the terms of office and employment of Mr. Simcha Rock a member of the Board of Directors and Chief Financial Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 7 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 7 complies with our revised Compensation Policy being proposed for approval under Proposal 2. Thus if Proposal 2 is adopted at the Meeting, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 7 it must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Meeting, in person or by proxy or through their representatives.

If Proposal 2 is not approved at the Meeting then then the matters under Proposal 7 shall be held in abeyance until being presented at the Adjourned Meeting to be held on July 10, 2017.

Should the Compensation Committee and Board of Directors subsequently determine to approve the revised Compensation Policy even if it is rejected by the shareholders, then in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 7 it must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Adjourned Meeting, in person or by proxy or through their representatives.

Should the Compensation Committee and Board of Directors not subsequently determine to approve revised Compensation Policy even if it is rejected by the shareholders, then in accordance with Sections 270(3) and 273(b) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) when such terms of office and employment are not in compliance with the duly approved Compensation Policy of the company, or such terms of office and employment are approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy of the company, in order to adopt Proposal 7 it must then receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Adjourned Meeting, in person or by proxy or through their representatives, as well as the approval of a Disinterested Majority (as defined above).

Each shareholder voting at the Meeting or prior thereto by means of a voting instrument is requested to notify us if he, she or it has a personal interest in connection with this Proposal 7 as a condition for his or her vote to be counted with respect to this Proposal 7, if it is subject to the approval of a Disinterested Majority. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to this Proposal 7, such shareholder’s vote with respect to this Proposal 7 will be disqualified if Proposal 7 is subject to the approval of a Disinterested Majority.

Pursuant to the Israeli Companies Law, such personal interest with respect to Proposal 7 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in Proposal 7 above, and so notify us accordingly, you may assume that using the form of voting instruments published by the Company will not create a personal interest in the matter.

Our Board of Directors, with the exception of Mr. Simcha Rock who expresses no recommendation as to the vote on Proposal 7, recommends a vote “FOR” the approval of an amendment to the terms of office and compensation of Mr. Simcha Rock, a member of the Board of Directors and Chief Financial Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 7 above.

Proposal 8:

To approve an amendment to the terms of office and employment of each of the non-executive Directors of the company, including the grant of equity-based incentive compensation.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Our Board of Directors presently consists of eight directors. Each of Ms. Revital Stern-Raff, Mr. Ran Tzror, Mr. Steven Steinberg, Mr. Ido Agmon, and Mr. Arye Weber qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies”, including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board of Directors’ resolution, for so long as we do not have a controlling shareholder as defined in Section 1 of the Companies Law, we intend to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board of Directors and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our audit committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our Audit Committee and Compensation Committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the Board of Directors.

Current Arrangements

We currently pay our non-executive directors, all of whom are presently classified as independent directors under applicable NASDAQ Listing Rules, an annual fee of NIS 24,735 (approximately $6,440) and a fee of NIS 1,431 (approximately $373) per meeting for participation in any meetings of the Board of Directors or of any applicable Board committee of which such director is a member (or a smaller amount in case they do not physically attend the meeting). These annual and per meeting fees are established in accordance with the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000 and in the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel (the “Compensation Regulations”), as amended from time to time. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-executive directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, except as provided in certain employment or service agreements with our executive officers who also serve as directors. None of our non-executive directors has previously received any equity-based incentive compensation.

Proposed Changes

Our Compensation Committee and Board of Directors conducted a review of the terms of office and employment of our non-executive directors. In their review, the Compensation Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the revised Compensation Policy approved by each of the Compensation Committee and Board of Directors, as well as internal fairness and market trends. They also used benchmark studies of peer companies prepared for the Company by external consultants to determine that the proposed changes to the terms of office and employment of non-executive are consistent with the revised Compensation Policy and in line with market practice.

In addition to the above review of market trends and benchmarking, in proposing the below changes to the terms of office and employment of our non-executive directors, the Compensation Committee and the Board recognized the growth of the Company achieved since the approval of our Initial Compensation Policy, as well as the decision to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. The Compensation Committee and the Board of Directors further recognized the importance in attracting highly qualified and experienced non-executive directors to the Company in order to secure its future growth and business development. It is also expected by the shareholding public that the non-executive directors would have an appropriate equity stake in the Company, in addition to cash compensation, thus aligning their interests with those of the shareholders.

Except as described below, all terms of office and employment of each of our non-executive directors, as previously approved by our shareholders, will remain unchanged.

Each of our Compensation Committee and Board of Directors have approved an amendment to the terms of office and employment for each of our non-executive directors, subject to the subsequent approval of our shareholders, such that effective January 1, 2017 we will pay each non-executive director an annual fee of $40,000 for services as a member of our Board of Directors, and an additional $3,500 annual fee for service on each Board committee, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board committees and/or on the Boards of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for any service during part of a year. So long as the Company operates in accordance with the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and is not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, the Company shall no longer pay any per meeting fees to its non-executive directors. Each of our Compensation Committee and Board of Directors have also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. The Company shall also reimburse the directors for any directs expenses incurred during the performance of their duties (e.g. travel; parking; telephone, meals etc.)

In addition, each of our Compensation Committee and Board of Directors has approved the terms of office and employment of each of our non-executive directors which will include a grant of 627,222 RSUs to be granted to each of our non-executive directors under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting for the RSUs would comprise 31,361 of our ADSs). The Fair Market Value of these RSU’s for each of our non-executive directors calculated as of the date of the approval by the Board of Directors is $40,942. In order to allow for greater flexibility in reducing the tax burden of the grant, the Compensation Committee and Board of Directors have approved that each of the applicable non-executive directors may elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, to receive such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options will have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) days prior to the Board of Directors’ approval of the terms of office and employment of each of our non-executive directors which will include the grant, converted into ordinary share values at the ratio of 1ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017, such that the exercise price of each option equals to NIS 0.3297 per one ordinary share. The Fair Market Value of these options for each of our non-executive directors, should a non-executive directors elect to take the entire award as options in lieu of RSU’s (at a ratio of 1.667 options per RSU) calculated as of the date of the approval by the Board of Directors is $26,185.

Any RSUs and/or options to be so granted to each of the applicable non-executive directors in accordance with our Board of Directors’ decision of May 25, 2017 to approve the terms of office and employment of each of our non-executive directors which will include the grant, shall be vested quarterly over a period of 3 years beginning one year following the start date of each non-executive director’s appointment to our Board of Directors, and are exercisable for 7 years from the date of grant. The RSUs and/or options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee and Board of Directors each approved change of control acceleration for the grant of RSUs and/or options to each of the applicable non-executive directors.

The amended terms of office and employment proposed for each of the non-executive directors, including the proposed grant of equity based compensation, comply with the revised Compensation Policy which was approved by the Compensation Committee and Board of Directors and is being brought for shareholders’ approval as required pursuant to the Israeli Companies Law in Proposal 2 above. If Proposal 2 above is approved, the approval of the amended terms of office and employment proposed for each of the non-executive directors, including the proposed grant of equity based compensation, must be approved by the shareholders by a simple majority.

If Proposal 2 above is not approved by the shareholders, then the matters under each of Proposals 5 through 8 shall be held in abeyance until being presented at the Adjourned Meeting to be held on July 10, 2017. Furthermore, should Proposal 2 not be approved at the Meeting, and the Compensation Committee and Board of Directors did not subsequently determine to approve Proposal 2 even if it is rejected by the shareholders, the Compensation Committee, Board of Directors and shareholders can nonetheless approve the amendments to the terms of office and employment proposed for each of the non-executive directors, including the proposed grant of equity based compensation, subject to receipt of proper approvals by the Company’s Compensation Committee, Board of Directors and shareholders. For the purpose hereof, such requirements include receiving the approval of the Compensation Committee and Board of Directors, which approval was given after having weighed, inter alia, the considerations set forth in Section 267B(a) of the Israeli Companies Law, and taking into consideration the factors set forth in Part A of Annex A to the Israeli Companies Law. In addition, the approval of the shareholders with a Disinterested Majority at the Adjourned Meeting is also required.

For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the amended terms of office and employment proposed for each of the non-executive directors, including the proposed grant of equity based compensation in this instance, as detailed above, the Compensation Committee and Board of Directors reviewed the current terms of office and employment of the non-executive directors, as well as the proposed amended terms of office and employment for each of the non-executive directors, including the proposed grant of equity based compensation, and approved the matter after considering, inter alia, the Company’s objectives, business plan and its policy with a long-term view; our business risks management; our size and the nature of our operations; the contributions of each non-executive director to achieving our corporate objectives with a long-term view and in accordance with their role at the Company; their education, qualifications, expertise, seniority (with us in particular, and in their respective professions in general), each of their respective professional experience and achievements; and, the scope of their responsibilities and previous terms of office and employment.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the terms of office and employment of the director so named, including the grant of equity-based incentive compensation, as set forth under Proposal 8 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 8 complies with our revised Compensation Policy being proposed for approval under Proposal 2. Thus if Proposal 2 is adopted at the Meeting, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt each of the matters under Proposal 8, such matter must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Meeting, in person or by proxy or through their representatives.

If Proposal 2 is not approved at the Meeting then then the matters under Proposal 8 shall be held in abeyance until being presented at the Adjourned Meeting to be held on July 10, 2017.

Should the Compensation Committee and Board of Directors subsequently determine to approve the revised Compensation Policy even if it is rejected by the shareholders, then in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt each of the matters under Proposal 8, the matter must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Adjourned Meeting, in person or by proxy or through their representatives.

Should the Compensation Committee and Board of Directors not subsequently determine to approve revised Compensation Policy even if it is rejected by the shareholders, then in accordance with Sections 270(3) and 273(b) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) when such terms of office and employment are not in compliance with the duly approved Compensation Policy of the company, or such terms of office and employment are approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy of the company, in order to then adopt each of the matters under Proposal 8, such matter must receive the affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting on the matter at the Adjourned Meeting, in person or by proxy or through their representatives, as well as the approval of a Disinterested Majority (as defined above).

Each shareholder voting at the Meeting or prior thereto by means of a voting instrument is requested to notify us if he, she or it has a personal interest in connection with each of the matters under this Proposal 8 as a condition for his or her vote to be counted with respect to such matter under this Proposal 8, if it is subject to the approval of a Disinterested Majority. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to a matter under this Proposal 8, such shareholder’s vote with respect to such matter under this Proposal 8 will be disqualified if Proposal 8 is subject to the approval of a Disinterested Majority.

Pursuant to the Israeli Companies Law, such personal interest with respect to Proposal 8 is a personal benefit, gain or other interest derived by a shareholder (or a relative or related entity described below) from approving the matter under such proposal. Any benefit or interest arising solely from holding Company shares is not considered such a personal benefit or other interest under the law. Such personal interest includes any personal benefit or other interest of (i) a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, (ii) any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (iii) anyone voting by proxy or granting a proxy with respect to the proposal.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. However, if you do not have a personal interest in Proposal 8 above, and so notify us accordingly, you may assume that using the form of voting instruments published by the Company will not create a personal interest in the matter.

Our Board of Directors recommends a vote “FOR” the approval of an amendment to the terms of office and compensation of each of our non-executive directors, including the grant of equity-based incentive compensation, as set forth under Proposal 8 above.

* * * * *

We are not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment

Review of documents

Our shareholders may review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Sunday through Thursday during regular working hours, by coordinating in advance with our Company Secretary, Mr. Avraham Ben-Tzvi, by email at avraham@kitovpharma.com or Telephone: +972-3-9333121, until the day of the Meeting. Furthermore, the Proxy Statement, Voting Slip, and Notice of Annual General Meeting of Shareholders can also be viewed on the Commission’s website at www.sec.gov, the Distribution Site and on the TASE Website, as well on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

Review of Voting Slips

Under Israeli law, one or more shareholders holding, in the aggregate, 5% or more of the voting rights of the Company, as well as one who holds 5% or more of the voting rights of the Company not held by a controlling shareholder as defined under Section 268 of the Companies Law, is entitled after the Meeting is held to examine, in person or via a proxy, the Voting Slips (including any Electronic Voting Slips), at the Company Offices, Sunday through Thursday during regular working hours, by coordinating in advance with our Company Secretary, Mr. Avraham Ben-Tzvi, by email at avraham@kitovpharma.com or Telephone: +972-3-9333121. The Company is not currently aware of any “controlling shareholder,” as defined under the Companies Law. 8,226,484.8 of our ordinary shares in aggregate would represent 5% of the voting rights of the Company with respect to the Meeting.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 8, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 8, 2017, AND THE MAILING OF THIS DOCUMENT TO ADS HOLDERS OR SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary Kitov Pharmaceuticals Holdings Ltd.
June 8, 2017

 Voting Slip – Part Two

Company name: Kitov Pharmaceuticals Holdings Limited, public company no. 520031238

Company address (for submission and delivery of Voting Slips):  One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Road, Tel Aviv 6701101, Israel

Meeting date: Wednesday, July 12, 2017, at 4:30 p.m. (Israel Time).

Date of adjourned meeting: Wednesday, July 19, 2017, at 4:30 p.m. (Israel Time).

Meeting type: Special General Meeting (the “Meeting”).

Record Date: At the close of business in New York on Tuesday, June 6, 2017

Shareholder Details:

Shareholder Name: ___________________

Israeli ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation no. : _____________________

Country of Incorporation: ___________________

 Is the Shareholder any of the following1:

A “Principal Shareholder” [2]:	Yes / No
A “Senior Officer of the Company” [3]:	Yes / No
An “Institutional Investor” [4]:	Yes / No

1       Please circle the relevant possibility in each of the sections.

2       As defined in Section 1 of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”)

3       As defined in Section 37(d) of the Securities Law

4       As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999

Manner of Voting:

Matter	Manner of voting			Do you have a Personal Interest in the Matter of the Proposal?[5]
	For	Against	Abstain	Yes	No

Proposal 1

To approve an increase in the number of ordinary shares reserved under Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to 50,000,000 ordinary shares to qualify for incentive stock options for US Tax purposes.

Proposal 2 To approve the Compensation Policy, in the form attached as Exhibit A to the Company’s Proxy Statement.

Proposal 3.A

To approve the Letter of Exemption granted by the Company to the director so named, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.

i) Mr. Arye Weber
ii) Ms. Revital-Stern-Raff
iii) Mr. Ran Tzror

5 To the extent that Proposal 2 is not approved by the shareholders at the Meeting, then in addition to the affirmative vote of the holders of a majority of the Company’s ordinary shares, participating and voting on the applicable matter at the Meeting as Valid Meeting Participants, each of Proposals 3 and 4 shall further requires a Disinterested Majority as such is defined in the Proxy Statement. Furthermore, should Proposal 2 not be approved at the Meeting, and the Compensation Committee and Board of Directors did not determine to approve Proposal 2 even if it is rejected by the shareholders, then the matters under each of Proposals 5 through 8 shall further require a Disinterested Majority at the Adjourned Meeting to be held on Wednesday, July 19, 2016 at 4:30 p.m. (Israel Time) at the Company Offices. Accordingly, each shareholder voting on Proposals 3 through 8 is required to inform the Company prior to voting whether or not the shareholder has a personal interest in the applicable Proposal. Otherwise, pursuant to the Companies Law, and to the extent that Proposal 2 is not approved by the shareholders at the Meeting, and the matters under any of Proposals 3 through 8 become subject to a Disinterested Majority, then the shareholder’s vote on such Proposal amongst Proposals 3 through 8 cannot be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

Matter	Manner of voting			Do you have a Personal Interest in the Matter of the Proposal?[5]
	For	Against	Abstain	Yes	No

Proposal 3.B

To approve Letter of Indemnity granted by the Company to the director so named, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.

i) Mr. Arye Weber
ii) Ms. Revital-Stern-Raff
iii) Mr. Ran Tzror
Proposal 3.C To approve the inclusion under the D&O Policy of the Company of the director so named, effective as of the commencement of such director’s engagement with the Company.
i) Mr. Arye Weber
ii) Ms. Revital-Stern-Raff
iii) Mr. Ran Tzror

Proposal 4

To approve that the Company may procure a D&O Insurance Policy, as well as procure in the future additional D&O Insurance Policies, and to include all current as well as future office holders under the coverage of any such D&O Insurance Policies, effective as of the commencement of their engagement with the Company, as set forth under Proposal 4 of the Proxy Statement.

Matter	Manner of voting			Do you have a Personal Interest in the Matter of the Proposal?[5]
	For	Against	Abstain	Yes	No

Proposal 5

To approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 5 in the Proxy Statement.

Proposal 6

To approve an amendment to the terms of office and employment of Mr. Isaac Israel a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 6 in the Proxy Statement.

Proposal 7

To approve an amendment to the terms of office and employment of Mr. Simcha Rock a member of the Board of Directors and Chief Financial Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 7 in the Proxy Statement.

Proposal 8

To approve an amendment to the terms of office and employment of the director so named, including the grant of equity-based incentive compensation, as set forth under Proposal 8 in the Proxy Statement.

i) Mr. Arye Weber
ii) Ms. Revital-Stern-Raff
iii) Mr. Ran Tzror
iv) Mr. Ido Agmon
v) Mr. Steven Steinberg

Mark X or V clearly in the appropriate column, in accordance with your voting decision.

Details:

Following are details in connection with my status as an interested party, as defined in section 1 of the Companies Law, for the purpose of the proposed engagement:

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this Voting Slip is only valid when accompanied by an certification of ownership. For shareholders registered in the Company’s shareholder registry – this Voting Slip will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.

Exhibit A

Kitov Pharmaceuticals Holdings Ltd.

Office Holder Compensation Policy

As Approved on _______, 2017

1.	General

1.1.	Definitions

1.1.1.	“The Company” – Kitov Pharmaceuticals Holdings Ltd. and subsidiaries as defined below.

1.1.2.	“Subsidiaries” – Companies whose financial results are consolidated in the consolidated financial statements of the Company.

1.1.3.	“The Companies Law” – The Companies Law 5759 – 1999, including any Regulations enacted, or Orders issued, pursuant thereto.

1.1.4.	“Office Holders” – As per the definition of this term in the Companies Law.

1.1.5.	“Terms of Office and Employment” – As per the definition of this term in the Companies Law.

1.1.6.	“Committee” – the statutory Compensation Committee of the Company or to such extent as the Company has, pursuant to the Companies Law, statutorily delegated the duties of the Compensation Committee to the Audit Committee of the Company, the Audit Committee.

1.2.	Every term which is not defined explicitly in this Compensation Policy, shall have the meaning accorded thereto in the Companies Law.

1.3.	In accordance with the provisions of the Companies Law, the Board of Directors of the Company, following the recommendation of the Committee, established this Compensation Policy with regard to the Terms of Office and Employment of Office Holders in the Company (hereinafter: “Compensation Policy” or the “Policy”).

1.4.	The Compensation Policy is based upon the following principles and considerations:

1.4.1.	Promotion of the interests of the Company, its work plan and long-term policies thereof;

1.4.2.	Creation of proper incentives for Office Holders in the Company, taking into account, amongst other things, the risk management policy of the Company;

1.4.3.	Adaptation of the incentives and the compensation to the size of the Company and the nature of its activity; and

1.4.4.	With regard to Terms of Office and Employment, which include variable components – adjustment of incentives and compensation to the contribution of the Office Holder to the achievement of the aims of the Company and the achievement of profits, and all with a long-term view and in accordance with the position of the Office Holder.

1.5.	This Compensation Policy shall be valid for three years from the date of the approval thereof as required under the Companies Law. It is clarified that the Compensation Policy may be amended during the course of such three-year term of the policy.

1

Exhibit A

1.6.	For avoidance of doubt it is clarified that this Compensation Policy does not, by itself, accord and is not intended to accord rights to Office Holders in the Company and no Office Holder in the Company shall have any right accorded to him by virtue of the adoption of this Compensation Policy and/or right to receive any components of compensation set out in the Compensation Policy. The compensation components to which an Office Holder shall be entitled shall be solely and exclusively those which shall be determined with regard to him specifically by the competent corporate bodies of the Company and subject to the provisions of any law.

1.7.	It is further clarified that in any event where an Office Holder will be granted compensation which is less than the terms which are described in this Compensation Policy, this shall not be deemed deviation or exception from the Compensation Policy of the Company.

1.8.	The principles of the Compensation Policy shall also apply in full in instances where the engagement with the Office Holder is by means of a consulting agreement with the Office Holder in lieu of an employment agreement, with the required adjustments mutatis mutandis. Such Office Holder (or a company controlled by him) shall receive fees for the provision of services in his position as an Office Holder, which will be made in lieu of a base salary and associated benefits, and the portion of such fee that comprises the equivalent of a base salary (without ancillary benefits) shall be deemed to be such Office Holder’s “base salary” for the purposes of this compensation policy herein, including for the determination of any caps on compensation components.

1.9.	Notwithstanding any ceilings or caps set forth in this Policy, the Committee and Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this policy, and such deviation shall be deemed to be in alignment with this policy.

1.10.	The Policy is written in the masculine form for purposes of convenience only and is intended to be implemented with regard to men and women jointly, without distinction or difference.

2.	The Compensation Policy

2.1.	Objectives of the Company’s Compensation Policy

The purpose of the Company’s compensation policy is to establish guidelines for the Company’s applicable corporate bodies in determining the Company’s compensation to its Office Holders, in light of the following objectives of such compensation:

A.	To establish a correlation between the interests of the Company’s Office Holders and those of the Company and its shareholders.

B.	To recruit and maintain qualified Office Holders, who may contribute to the Company’s financial and commercial success, given the unique challenges it faces and its business environment.

C.	To provide incentives for the Company’s Office Holders, in order to ensure high-level operations without encouraging the taking of unreasonable risks.

D.	To establish an appropriate balance between fixed compensation, compensation which incentivizes short-term results and compensation which reflects the Company’s long-term operation.

2

Exhibit A

2.2.	Compensation Policy; Background

2.2.1.	Objectives

Through this policy, the Company will determine and publish its policy with regards to the compensation of its Office Holders, including all components of compensation, while establishing principles, considerations, parameters and rules for the determination of Office Holders’ Terms of Office and Employment by the applicable corporate bodies of the Company during the term of this compensation policy. The policy is presented to the Company’s General Meeting of shareholders and subject to their approval, thereby providing an opportunity for shareholders - and particularly for those shareholders who are not controlling shareholders in the Company or who have a personal interest in the Terms of Office and Employment of Office Holders - to influence the method used to determine the compensation of Office Holders, and to express their opinion on the matter. The publication of the compensation policy increases and improves the effectiveness of the Company’s disclosure to its investors and to the capital markets. In addition to the foregoing, the compensation policy is intended to comply with the obligation set forth in Chapter 4A of Part VI of the Companies Law.

2.2.2.	Application of the Compensation Policy

In accordance with the provisions of the Companies Law, the compensation policy will apply with respect to the Terms of Office and Employment of the Office Holders in the Company. For the purpose of this policy, an Office Holder who is not a director may be referred to as an “Executive”.

The compensation policy is not intended to establish personal terms and conditions for specific Office Holders, but rather to set forth objective principles and parameters which will apply to all Company’s Office Holders. This policy sets forth maximum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by law.

In accordance with the provisions of the Companies Law, the compensation policy is subject to approval every three years. Therefore, the current compensation policy shall be valid for a period of three years from the date of its approval by the General Meeting or as otherwise required by the Companies Law. The Company may, pursuant to the Companies Law, amend or renew the compensation policy within that initial period of implementation, subject to an approval at the General Meeting or as otherwise required by the Companies Law.

3

Exhibit A

It should be noted that, by law, contractual agreements with Office Holders regarding the Terms of Office and Employment which were approved prior to the approval of the previous compensation policy adopted in January 2014, or in accordance with the previous compensation policy adopted in January 2014prior to the approval of this Compensation Policy, shall continue to apply, and shall not require additional approval in accordance with the provisions of the applicable policy, subject to the dates and restrictions provided regarding this subject in the Companies Law.

2.2.3.	Establishment and Approval of the Compensation Policy

In accordance with the Companies Law, the responsibility for the determination of the compensation policy applies to the Board of Directors, after the foregoing has considered the recommendation issued by the Committee. The compensation policy is subject to the approval of the General Meeting (including by a majority of those participants who are not controlling shareholders or interested parties, as provided in the Companies Law). In accordance with the provisions of the Companies Law, in the event that the General Meeting does not approve the policy, the Board of Directors will be entitled to approve the policy, provided that the Committee, and thereafter the Board of Directors of the company, will have determined, based on detailed reasoning, and after having re-examined the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is for the benefit of the company.

2.2.4.	Maintenance of the Compensation Policy

The holder of the most senior position in the Company in the field of human resources (as of the adoption of this policy - the Chief Financial Officer of the Company) under the supervision of the Committee, is responsible for monitoring any changes in the Company, in its business environment, in the capital markets, in the labor markets, and in other relevant factors, which may impact the Company’s considerations regarding the determination of compensation for Office Holders. When applicable, the Committee shall convene to discuss the foregoing, and where necessary, present its recommendations for necessary updates to the policy to the Company’s Board of Directors.

2.3.	Characteristics of the Company and of Its Office Holders

2.3.1.	Business Environment and Its Effect on Office Holders’ Compensation

As a public company engaged in the research, development and marketing of pharmaceutical products, the Company has two objectives: providing its customers with effective and safe products, and maximizing its returns for the benefit of its shareholders.

4

Exhibit A

In light of this, the Company’s commercial success depends, to a large extent, both on its ability to recruit skilled Office Holders and employees with unique background and experience in the field of pharmaceuticals, public company finance, and other specialties specific to the Company, and on its ability to provide its Office Holders and employees with incentives designated for the investment of outstanding personal efforts on their behalf and for achievement of goals established by the Company’s Board of Directors. The need to achieve defined regulatory and commercialization milestones and to acquire sufficient funding to achieve the Company’s goals, emphasizes the necessity in conditioning parts of certain Office Holders’ compensation upon personal achievements.

2.4.	Parameters for Examination of Compensation Terms.

In general, the Terms of Office and Compensation for Office Holders will be examined taking into account the following parameters:

2.4.1.	Education, skills, expertise, tenure (in the Company specifically and in the profession generally), professional experience and achievements of the Office Holder, whether in the Company or in other companies, the Office Holder’s past compensation whether in the Company or in other companies, as well as his uniqueness in the market; for this purpose, it should be noted that the pharmaceuticals development market requires the engagement of Office Holders who hold unique experience and expertise, including experience working with regulatory entities such as the FDA, experience in conducting clinical trials, experience in marketing pharmaceutical products to distributors and/or end user customers such as hospitals and physicians, and managing engagements for the purpose of medical reimbursement.

2.4.2.	Fulfilment of the Office Holder of targets determined for him, as relevant.

2.4.3.	The position of the Office Holder, fields of responsibility, efforts required for success in the position, his seniority and previous employment agreements signed with him.

2.4.4.	The contribution of the Office Holder to the business of the Company, including contribution, directly or indirectly, to Subsidiaries.

2.4.5.	The need of the Company to retain the Office Holder in light of his importance to the Company, including the extent to which such Office Holder is essential for the Company’s success, the possibility to recruit a replacement for his position, the potential damage to the Company in the event the Office Holder is dismissed or resigns.

2.4.6.	Compensation to which an Office Holder is entitled in Subsidiary companies, as relevant.

2.4.7.	The proportion between the cost of the Terms of Office and Employment of the Office Holder and the wage cost of the remaining employees and contract workers engaged by the Company (to such extent as are employed or engaged by the Company at the time of approval of the Terms of Office and Employment), and particularly the ratio to the average and median compensation of employees and contract workers as mentioned, and the effect of the gap between them and the Office Holders on the work relations at the Company. The Company acknowledges that it has to pay different levels of compensation to its various employees and Office Holders, including, inter alia, for the purpose of recruiting talented and experienced Office Holders and employees who constitute key personnel for the achievement of the Company’s objectives.

5

Exhibit A

2.4.8.	It should be noted that where Office Holders or employees reside and serve in such countries in which higher compensation than the one available in the Company’s headquarters location, and are paid in accordance with customary market terms, the Company shall consider such higher compensation levels in its evaluation of the above ratios. As the Company pays Office Holders located in different countries and in currencies other than the Company’s functional currency (USD), for the purposes of this Compensation Policy, and in considering whether or not the Terms of Office and Employment of an Office Holder are in compliance hereof any calculations or payments made in currencies other than the Company’s functional currency may deviate up to 20% based on the official or spot rate for the applicable currency pair on the date of any such payment or calculation; provided, however, that such deviation is not in excess of any ceilings or caps set forth in this Policy; and, further provided that the provisions of Section 1.9 of this Policy shall not apply to any ceilings or caps set forth in this Policy which are reached due to a deviation in accordance with this Section 2.4.8.

2.4.9.	With regard to variable components of the Terms of Office and Employment of the Office Holder, as relevant, the possibility to decrease variable components in accordance with the discretion of the Board of Directors and whether or not the Board of Directors may determine a ceiling for the exercise value of cashless equity-based variable compensation components.

2.4.10.	With regard to additional severance grants, as relevant, the duration of the office or employment of an Office Holder, the Terms of Office and Employment during this period, performance of the Company in such period, the contribution of the Office Holder to the achievement of the targets and profits of the Company and the circumstances of departure.

2.4.11.	Prevailing compensation levels for similar positions in the market – while the Company does not believe this consideration to be dominant, in order to ensure the Company is competitive and recruits appropriate and high-quality personnel, it must offer compensation at a level which corresponds with the prevailing salary in its market. The foregoing is particularly relevant to the pharmaceuticals products market, which requires unique experience and skills, available by a limited number of Office Holders. The Company’s market includes pharmaceutical and biomedical companies which are engaged in the field and have similar characteristics to the Company’s operations; public companies whose market value, the nature of their operations, is similar to those of the Company; ccompanies which employ manpower of a size similar to that of the Company; and companies which primarily operate in the same markets as the Company. During the course of discussion for approval of the Terms of Office and Employment of an Office Holder, the Company’s management may present the Compensation Committee with comparative data regarding the components of the Terms of Office and Employment of the Office Holder which holders of similar positions in similar locations or markets are entitled to in companies which meet similar characteristics to those of the Company at such time of approval.

6

Exhibit A

3.	Components of Terms of Office and Employment

The total Terms of Office and Employment of the Office Holders in the Company will be composed of a number of compensation components in the manner that each component is intended to remunerate the Office Holder for a different aspect of his contribution to the Company. Compensation may include all or part of the compensation components set out below:

3.1.	Fixed components:

3.1.1.	Basic salary or monthly payment in the event that the Office Holder is not an employee but rather a service provider.

3.1.2.	Ancillary benefits – the ancillary benefits compensation components are composed of two levels:

3.1.2.1.	The basic level – comprises the ancillary benefits consistent with the relevant laws or common practice in the location of the engagement of the Office Holders, such as: provisions for managers’ insurance or pension fund, provisions for severance pay, disability insurance, vacation days, sick days, recuperation days, travel expenses, overtime pay, participation in Company staff activities, all as relevant and in accordance with the determination of the Office Holder as an employee of the Company or a service provider thereof, as the case may be.

3.1.2.2.	The expanded level – additional ancillary benefits such as: Provisions to continuing education fund, vehicle expenses or entitlement to operational leased vehicles, periodic medical examinations and testing, membership fees to professional organizations, participation in professional seminars or courses, professional liability insurance coverage, subsidization by Company of health and fitness regimens, subscription to daily papers, professional clothing allowance, and conditions which are intended to reimburse the Office Holder in respect of expenses which he incurs as a result of fulfilment of his position or which are required for fulfilment of the position such as: mobile phone, mobile computer, and all in accordance with the position and the determination as an employee or a service provider, as the case may be.

3.2.	Variable components (non-equity) (hereinafter: “bonus”, “bonuses”).

3.3.	Variable components (equity) (hereinafter: “equity based compensation”).

7

Exhibit A

4.	Terms of compensation for Office Holders

4.1.	Fixed Components

4.1.1.	Base salary: The base salary for an Office Holder in the Company will generally be determined based upon the parameters in Section 2.4 above. Furthermore, the base salary of Office Holders will be subject to the following limits.

●	The base salary for an active chairman of the Board of Directors shall not exceed $400,000 per annum gross in respect of a full time position.

●	The base salary for the CEO shall not exceed $400,000 per annum gross in respect of a full time position.

●	The base salary for the CFO, and for other Office Holders in the Company reporting to the CEO of the Company (or to the Board of Directors or CEO of a Subsidiary), and whose position is primarily in Israel, shall not exceed $300,000 per annum gross in respect of a full time position.

●	The base salary of the CFO, and for other Office Holders in the Company reporting to the CEO of the Company (or to the Board of Directors or CEO of a Subsidiary), and whose position is primarily in the United States, Europe or Asia shall not exceed $400,000 per annum gross in respect of a full position.

The limits set forth above do not include any base cash compensation which an Executive Director may receive for services as a director at the Company, and any additional cash compensation which may be paid to such Executive Director for services as a director shall be subject to the caps set forth under Section 7.5 below.

The base salary will be in absolute numbers and may include a mechanism for linkage to the Consumer Price Index and/or to foreign currency fluctuations against the operating currency of the Company. In any event, a base salary, whether it is linked to the Consumer Price Index and/or foreign currency fluctuations, or not, shall not exceed the ceiling on the basis set out in this Section 4.1.1 above, as adjusted for linkage and/or foreign currency differences in accordance with this Compensation Policy.

Save if stated otherwise, the parameters regarding the base salary for compensation relate to a salaried Office Holder employed in a full-time position. In the event that the Office Holder is not a salaried employee or is not in a full-time position, the required adjustments must be made.

8

Exhibit A

4.1.2.	Ancillary benefits

The compensation package may include ancillary benefits such as: Provisions for managers’ insurance or pension fund, continuing education fund, severance pay, disability insurance, vacation days, sick days, recuperation days, cell phone and data package, travel expenses, overtime pay, vehicle expenses or entitlement to operational leased vehicles, periodic medical examinations and testing, membership fees to professional organizations, participation in professional seminars or courses, professional liability insurance coverage, subsidization by Company of health and fitness regimens, participation in Company staff activities, subscription to daily papers, professional clothing allowance, and conditions which are intended to reimburse the Office Holder in respect of expenses which he makes as a result of fulfilment of his position or which are required for fulfilment of the position such as: mobile phone, mobile computer, and all in accordance with the position of the Office Holder in the Company, and the determination as an employee or a service provider, as the case may be, and the Company shall not be limited for such purpose.

4.1.2.1.	Vehicle – operational lease: To such extent as the general compensation package includes entitlement to an operationally leased vehicle, a ceiling for cost of the operational lease (including payments for the car lease, but with such ceiling not including reimbursement of petrol expenses and other car expenses which may be in excess of the ceilings set forth below) will be set as follows:

●	Active chairman of the Board of Directors: Monthly operational leased cost to the Company shall not exceed NIS 8,000.

●	CEO: Monthly operational leased cost to the Company shall not exceed NIS 8,000.

●	Other Office Holders: Monthly operational leased cost to the Company shall not exceed NIS 7,000.

The Company may provide a car owned by the Company to the Office Holder provided the cost to the Company does not exceed the limits above. In addition, the Company may permit an Office Holder to elect to receive a monthly cash payment in lieu of receiving an operational leased vehicle.

Vehicle – grossing up for vehicle: To such extent as the Company makes a personal vehicle available to the Office Holder, the Company is entitled to bear the expenses of the tax effects to the Office Holder for the personal vehicle benefit by grossing up of the value of the vehicle, in full or in part, as determined in the employment agreement of the Office Holder, even if such grossing up value is in excess of the thresholds set forth in this sub-Section 4.1.2.1 above.

9

Exhibit A

4.1.2.2.	Annual vacation: An Office Holder will be entitled to an annual vacation which shall not be less than that required at law and not more than 25 vacation days per calendar year. An Office Holder will be entitled to accumulate vacation days which were not used by him until the end of the year. The accumulated vacation days will transfer as an opening balance to the amount of vacation days available to such Office Holder in the following year, provided that in no event may an Office Holder accumulate in excess of three calendar years’ worth of vacation days. The Company may compensate the Office Holder in cash for unused vacation days, provided that such compensation is not prohibited in accordance with any applicable law.

4.1.2.3.	Recuperation days: An Office Holder in Israel will be entitled to payment for recuperation days (dmei havra’a) in accordance with the law. It is clarified that the number of recuperation days shall not be less than the number of recuperation days set out at law. The recuperation payment shall be in accordance with the amount determined at law.

4.1.2.4.	Exemption and indemnification: Office Holders in the Company shall be entitled to benefit from exemption and indemnification as set out in the amended and restated articles of incorporation of the Company, subject to any limitations set forth in the Companies Law, the Securities Law and/or any other law applicable to the Company which limits the entitlement to exemption or indemnification of Office Holders of the Company. The exemption and indemnification letters shall accord with the provisions of the amended and restated articles of association of the Company and are to be drafted under terms which are identical for all of the Office Holders, including any controlling shareholders or their relatives, or an Office Holder in whom the controlling shareholders or their relatives have a personal interest in granting same.

The amended and restated articles of the association of the Company permit it to indemnify its Office Holders to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires.  All of our Office Holders continue to be in receipt of an exemption letter from the Company in the Form of Letter of Exemption adopted on July 2013, as well as continue to be party to an indemnification agreement in the Form of Letter of Indemnity adopted on July 2013 (unofficial English translations from Hebrew are included as Exhibits 10.5 and 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015, and each incorporated herein this policy by reference).

10

Exhibit A

4.1.2.5.

Insurance: Office Holders of the Company shall be entitled to insurance arrangements subject to the provisions of the amended and restated articles of incorporation of the Company and any limitations set forth in the Companies Law, the Securities Law and/or any other law applicable to the Company which limits the entitlement to insurance coverage for Office Holders of the Company, as relevant to the position filled by the Office Holder in the Company. Additionally, the Company shall be entitled to acquire directors’ and officers’ insurance policies (including for controlling shareholders or their relatives, and/or an Office Holder with respect to whom the controlling shareholders or their relatives have a personal interest), as these shall be from time to time, which include also the Office Holders serving at the Subsidiaries of the Company, and to extend and/or to renew existing insurance policies or to engage in a new policy at the date of the renewal or during the course of the insurance period, with such same insurer or another insurer in Israel or overseas, under conditions as specified below, and provided that the engagement as mentioned shall be on the basis of the principal conditions set out below and the Committee and the Board of Directors of the Company have approved it, (hereinafter: “D&O Insurance”).

The D&O Insurance shall be on the basis of submission of a claim within the limits of liability of up to $30,000,000 per instance and per period and $10,000,000 per instance and per period for side A DIC coverage (with the addition of reasonable legal expenses in excess of the limit of liability), for all of the directors and Office Holders in the Company from time to time. The engagement of the Company in the D&O Insurance may be at a total annual premium of up to $500,000 and with a deductible of the Company with regard to legal action of up to $1,000,000. In addition, the Company may provide Office Holders with insurance policies for: (i) expenses incurred in connection with administrative enforcement proceedings under Chapters 8-C, 8-D or 9-1 of the Israeli Securities Law, 5728-1968 (hereinafter: the “Securities Law”), or under Chapter 4 of part 9 of the Companies Law, including reasonable legal counseling fees; (ii) payments to a party due to a violation, as stipulated by Section 52LIV(a)(1)(a) of the Securities Law.

The D&O Insurance may cover the Office Holders’ liability with respect to claims filed in Israel and outside of Israel, worldwide in accordance with international law and jurisdictions.

For avoidance of doubt, the above D&O Insurance policy limits and thresholds are applicable solely to the D&O Insurance for the Company itself, not including any Subsidiaries, and the insurance arrangements at any Subsidiaries  may be in excess of the limits and thresholds set forth above.

11

Exhibit A

The D&O Insurance may also cover civil actions against the Company with respect to the purchase or sale of the Company’s securities traded at the TASE and/or at the NASDAQ (Entity Coverage) and/or any other listing for trading on another recognized exchange. Payment priorities for insurance payments under this extension may be set such that the Office Holders’ entitlement to receive payments from the insurers precedes the entitlement of the Company.

Where a “claims made” D&O Insurance regarding past events cannot be renewed or extended due to a change of control (as defined in the engagement agreement of the relevant Office Holder) or other circumstance, the Company may procure run-off policies for the Office Holders serving prior to said change, including Office Holders who are controlling shareholders of the Company, or relatives thereof, or Office Holders in which such have a personal interest in procuring same for such.

The amended and restated articles of the association of the Company permit it to procure D&O Insurance for its Office Holders to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires. The Company continues to renew a D&O Insurance policy covering all Office Holders of the Company.

4.1.2.6.	Advance notice: The advance notice period will be determined individually for each Office Holder, taking into account performance of the Company and the additional compensation parameters of such Office Holder and the parameters specified in Section 2.4 above. In any event, the advance notice period for any Office Holder shall not exceed six months. During the advanced notice period, the Office Holder will be required to provide services to the Company in practice. However, the Company shall be entitled to waive the provision of services by the Office Holder in the advance notice period without detracting from the liability of the Company to pay the compensation in connection with such period, but also without detracting from the right of the Company to suspend such compensation subject to any law and agreement with the Office Holder.

12

Exhibit A

4.1.2.7.	Departure grant: the Company is entitled to determine in an agreement with an Office Holder a mechanism determining entitlement of an Office Holder to a departure grant in an instance of cessation of employment or service with the Company (other than under circumstances under which one is not entitled to severance pay as specified in Clauses 16-17 of the Severance Pay Law, 5723 – 1963), and provided that the Office Holder has been engaged by the Company for a continuous period of at least 18 months. In any event, the amount of the departure grant or the value thereof shall not be in excess of the monthly base salary (or gross monthly payment equivalent to base salary) of such Office Holder, as specified below:

Period of provision of services	Maximum amount / value of departure grant
18 months to three years	Up to four months of base salary
Above Three	Up to eight months of base salary

It is clarified that the Departure Grant as set forth above shall not include statutory severance pay due to the Office Holder, and shall be in addition thereto.

4.1.2.8.	Relocation. Compensation may be granted to an Office Holder under relocation circumstances. Such benefits may include reimbursement for out of pocket one time payments and other ongoing expenses, such as travel, housing allowance, car or transportation allowance, home leave visit, healthcare, participation in children tuition fees etc., all as reasonable and customary for the relocated to and relocated from countries, and as approved by the Committee and Board of Directors (and shareholders if required).

4.1.2.9.	Life and Disability Insurance. Such benefits will usually be part of the Office Holder’s managers’ insurance or pension fund, or other similar retirement plan or scheme. In the event that the Company cannot obtain these benefits at reasonable market rates for a particular Office Holder, it may offer an Office Holder equivalent benefits via a self-funded and/or self-insured scheme (individually or as part of a group), all subject to applicable insurance laws and regulations.

4.1.2.10.	When the Company enters into employment or services agreements with Office Holders for positions outside of Israel, such Office Holders may be entitled to receive ancillary benefits according to the prevailing customs in the countries in which they serve, in order to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant country.

13

Exhibit A

4.2.	Variable components (non-equity) – Bonuses

4.2.1.	General Terms

4.2.1.1.	The Company shall establish parameters and conditions for the payment of bonuses, including maximum bonus amounts and the maximum multiplier of monthly salaries’ costs. Such bonuses may be on an annual or multi- annual, basis. Eligibility for cash variable compensation shall be based primarily upon measurable criteria, established in advance, which may include financial and business results and milestones such as, inter alia, regulatory approvals, agreement executions, and commercial milestones specific to the pharmaceutical industry. The Company may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

4.2.1.2.	Additionally, a non-material portion of the performance-related variable component (for avoidance of doubt up to 3 salaries’ costs shall always be considered a non-material portion) of the performance related variable compensation amount per year may be based on the assessment of the relevant Office Holder’s superior (in the case of the CEO or any Office Holder who is also a director – the Committee followed by the full Board of Directors (excluding such Office Holder)) of the Office Holder’s contribution to the Company during the year in question. To the extent permissible pursuant to the Companies Law, the Company may increase the portion of the bonus for an Office Holder which is based on non-measurable criteria up to the maximum portion permissible pursuant to the Companies Law and with respect to any such types of Office Holders for whom such is permissible; provided, however, that in any event the allowable portion of the annual grant which may be awarded based on non-measurable criteria shall not exceed 30% of the maximum possible annual bonus.

4.2.1.3.	The maximum ratio of the total annual bonus amount which may be approved for a single Office Holder for a calendar year, to the salary, shall be up to 12 times the fixed monthly employer cost or monthly payment, as the case may be, which the Office Holder receives, (hereinafter: “annual grant”). It is clarified that such maximum threshold for the annual grant does not include any departure grants, special bonuses, signing bonuses, and/or change of control payments which are made to the Office Holder during such year.

14

Exhibit A

4.2.1.4.	With regard to the annual grant, it is noted that to such extent as the Office Holder in the Company is employed or grants services to the Company for a period which is less than 12 months, the annual grant ceiling with regard to such same Office Holder shall be reduced proportionately to the period of provision of services by him.

4.2.1.5.	In the event of a newly hired Office Holder or of an Office Holder whose engagement ends during the year, his entitlement to an annual grant will be determined on a pro rata basis.

4.2.1.6.	At the end of each year, the Company shall evaluate the objectives met during the preceding year. In the event that an Office Holder met all of his pre-determined objectives, such Office Holder shall be entitled to receive 100% of his performance-related compensation component, and in the case of partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for such objective were also met.

4.2.2.	Quantifiable Criteria for Annual Grant:

4.2.2.1.	The Company shall determine in agreement with each Office Holder, the measurable and quantifiable criteria, as well as any thresholds conditions, for the purposes of awarding the annual grants for one or more subsequent years.

4.2.2.2.	In special circumstances, as determined by the Committee and the Board of Directors of the Company (e.g. regulatory changes and significant changes in the Company’s business environment), the Committee and the Board of Directors, in agreement with each Office Holder, may modify the objectives and/or their relative weights during the calendar year.

4.2.2.3.	Examples of such criteria include:

●	Increase in shareholders’ equity

●	Increase in asset value of the Company

●	Decrease in expenses of the Company

●	Meeting budgetary targets

●	Licencing transactions for new products

●	Revenues from sales of products of the Company or licensing and/or distribution agreements

●	Increase in the market capitalization of the Company

●	Progress of clinical and/or non-clinical trials carried out by the Company

●	Progress towards and/or receipt of regulatory approvals

●	Achievement of budgetary targets

●	Successful capital market transactions such as fundraising, new securities issuances, successful securities registration, etc.

●	Registration of patents

15

Exhibit A

●	Other financial results

●	Sales results

●	Achievement of measurable efficiency metrics

●	Successful execution of projects

●	Achievement of M&A targets

●	Company Strategic Programs

●	Publication of scientific papers

●	Attainment of other measurable milestones

4.2.3.	Annual Grant criteria which are non-quantifiable:

The Company is entitled to determine, at its discretion, the allowable portion of the annual grant which may be awarded based on non-quantifiable criteria, and shall take into consideration the factors specified below:

●	Contribution of the Office Holder to the business of the Company, its profit, its strength and stability

●	The need of the Company to retain an Office Holder considering his skills, knowledge, and/or expertise

●	The level of responsibility of the Office Holder

●	The satisfaction with the performance of the Office Holder (including evaluation of the level of involvement and empathy which the Office Holder demonstrates in performance of his work)

●	Assessment of the ability of the Office Holder to work in coordination and collaboration with a team

●	The contribution of the Office Holder to the corporate governance and proper control and ethics environment

4.2.4.	“Special Target Based Bonuses” – are special bonuses which are based upon quantifiable metrics specified below as are determined with regard to each Office Holder in the employment agreement or engagement agreement with each Office Holder. Such Special Target Based Bonuses may be established in connection with Company events, such as, but not limited to, a merger of the Company or its sale; or a commercialisation transaction, for example, the out-licensing and/or distribution agreements for products of the Company. With regard to a Special Target Based Bonus based on a merger of the Company or its sale, the compensation may be determined based on the value of the Company as shall be determined in the merger transaction. With regard to Special Target Based Bonus based on a commercialisation transaction the compensation may constitute a fixed amount or a percent of the transaction, or a combination of both. Such Special Target Based Bonus shall be paid relative to revenue arising from the commercialization transaction and shall be paid to the Office Holder every calendar quarter, as a result of the commercialization transaction in the previous calendar quarter.

16

Exhibit A

In any event, the total Special Target Based Bonuses to be paid to any single Office Holder in connection with a single transaction shall not exceed USD 5 million.

It is clarified that amounts in connection with a Special Target Based Bonus may continue to be paid to any Office Holder subsequent to the cessation of his engagement with the Company. Examples of such instances may include, amongst others, release from escrow subsequent to the cessation of the Office Holder’s engagement of transaction funds that had been placed in escrow during the Office Holder’s engagement term; warrants placed in a fundraise during the Office Holder’s engagement are exercised subsequent to the cessation of the Office Holder’s engagement; royalty payments in connection with a commercialization transaction concluded during the Office Holder’s engagement which are received by the Company subsequent to the cessation of the Office Holder’s engagement. The above are just examples, and by no means an exhaustive list.

4.2.5.	Special Achievement Bonuses

4.2.5.1.	In addition to the Special Target-Based Bonuses specified above, the Committee and the Board of Directors may, from time to time and to the extent they deem it is appropriate, approve payment of a Special Achievement Bonus for an Office Holder either under special circumstances, or for special contributions, achievements or assignments.

4.2.5.2.	The Company considers payment of such Special Achievement Bonuses as an important tool for providing incentives for its Office Holders, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

4.2.5.3.	Special Achievement Bonuses may be awarded for, amongst other events, M&A transactions with financial or strategic parties; transactions in which third parties enter into binding agreements pursuant to which they undertake to invest in the Company or its Subsidiaries; out-licensing of the Company’s R&D developments; new business models/joint development projects; or third-party financed new products and new technology; equity or debt financing. The above are just examples, and by no means an exhaustive list.

17

Exhibit A

4.2.5.4.	Such Special Achievement Bonuses shall be limited up to twelve (12) times the fixed monthly employer cost (or equivalent monthly fee) per Office Holder per year. The entitlement for this bonus has no minimal threshold condition.

4.2.6.	A signing bonus or retention bonus may also be granted for the purpose of attracting high quality personnel provided that such bonus shall be limited up to six (6) monthly base salaries per Office Holder or equivalent value in equity grant.

4.2.7.	Change of control payment: Change of control events, such as mergers and acquisitions, may expose the Company and its Office Holders to a great deal of uncertainty. By providing its Office Holders with compensation in events of change of control (as defined in the engagement agreement of the relevant Office Holder), the Company reduces to some extent the personal uncertainty of its Office Holders, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any other discretionary bonuses or departure grants as set forth herein, for the payment of up to twelve (12) times the fixed monthly employer cost to Office Holders as Change of Control Grants.

4.2.8.	It is clarified that the Company shall be entitled to grant Office Holders in one calendar year an Annual Bonus, a Special Bonus (Target-Based as well as Achievement), Signing Bonus or Retention Bonus, Change of Control Grant, and a Departure Grant. In addition, Special Bonuses (Target-Based or Achievement), Signing or Retention Bonuses, Departure Grants or Change of Control Grants will not be included in the calculation of the maximum annual grant bonus as set forth above. Notwithstanding the above, the Advance Notice Period, Departure Grant and Change of Control Grant for any single Office Holder shall not exceed twenty-four (24) times the fixed monthly employer cost of such Office Holder.

4.2.9.	Clawback in an instance of a restatement of the financial statements.

4.2.9.1.	An Office Holder will return to the Company, within 180 days, the amount of a bonus or a part thereof which was paid to him on the basis of figures which during the course of the audit were discovered to be misleading and which were restated in the financial statements of the Company. With regard to this matter “period of examination” shall mean a period of 3 calendar years’ financial statements after the date of approval of the bonus. It is noted that to such extent as the Company shall find that there is specific culpability with a certain Office Holder in respect of the actual preparation of the financial statements, the duty to return the bonus shall apply to that same Office Holder even if the data was recorded in financial statements which the Company published during a period which exceeds the examination period as determined above.

18

Exhibit A

4.2.9.2.	The extent of the payment which shall be returned to the Company shall be the difference between the amount which was received by the Office Holder and the amount which would have been received based on the restated financial statements (hereinafter: “the amount of return”). The amount of return shall be net of taxes that were withheld thereon, unless the Office Holder has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such reclaimed tax amounts).

4.2.9.3.	The Committee will be responsible for approving the amount of return and for setting terms for such clawback from time to time.

4.2.9.4.	Despite that stated above, a restatement due to a change in the law, regulations or accounting rules, which occurred after the date of publication of the financial statements shall not be applicable to the clawback policies mentioned above.

4.2.9.5.	The Committee and the Board of Directors shall be authorized not seek recovery to the extent that (i) to do so would be unreasonable or impracticable or (ii) there is low likelihood of success under governing law versus the cost and effort involved; the aforementioned undertaking shall be in accordance with any general claw-back policy as may be adopted by the Company, and always subject to applicable law or listing standards of any exchange on which securities of the Company are listed.

4.3.	Variable components (equity) – equity based compensation

4.3.1.	General

4.3.1.1.	The Company may issue equity based grants in the framework of the compensation package to Office Holders, including as part of a signing bonus. The Company may issue ongoing equity based grants in the framework of the Terms of Office and Employment of Office Holders. In circumstances deemed appropriate by the Committee and the Board of Directors, Office Holders may also be awarded a fixed amount one-time, equity-based grant upon recruitment, promotion or due to special retention needs.

19

Exhibit A

4.3.1.2.	The Company may adopt any such number of equity compensation plans as necessary, in accordance with the provisions of any law, including for purposes of providing tax beneficial equity-based compensation to grant recipients. Office Holders receiving such equity-based compensation shall nonetheless bear any applicable tax actually assessed to the Office Holder with respect to such grant.

4.3.1.3.	The equity based compensation offered by the Company is intended to be in the form of stock options and/or other equity forms, such as RSUs, or restricted shares, in accordance with the Company’s equity based compensation policies and programs in place from time to time. The equity-based awards may be with respect to the Company’s ADSs, ordinary shares and/or other securities of the Company.

4.3.1.4.	In the framework of the discussion regarding the granting of equity based compensation to Office Holders in the Company, the Committee and the Board of Directors of the Company shall examine the considerations for granting of equity-based compensation, and in particular whether such grant is a proper incentive for the Office Holder for the long term. In addition, the granting of equity-based compensation shall be made in the context of examination of other compensation alternatives and after examination of the extent of dilution anticipated, the economic value of the grant as mentioned (utilizing any reasonable, best practice or commonly accepted equity based compensation valuation model), the exercise price and the period of vesting.

4.3.2.	Equity Based Compensation Caps

4.3.2.1.	The equity-based compensation for any single Office Holder, at the date of the granting thereof, shall not exceed in one calendar year, the higher of, (i) 5% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or, (ii) USD 2.5 million valued in accordance with the provisions of Section 4.3.2.3 below.

4.3.2.2.	The maximum cumulative possible extent of dilution in respect of the entirety of the granting of equity-based compensation for employees and Office Holders of the Company (including any non-Executive directors) shall not exceed in one calendar year 15% (on a fully diluted basis) calculated at the date of the grant (hereinafter: the “Maximum Level”).

20

Exhibit A

4.3.2.3.	The value of equity-based compensation will be calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity based compensation valuation models taking into account the circumstances of the specific grants. The valuation methodology for purposes of calculating the value of the grants and compliance with the caps set forth above need not be the same valuation methodology which will ultimately be used for accounting for the grants in the audited financial statements of the Company.

4.3.3.	Vesting and Exercise Terms

4.3.3.1.	Vesting periods for equity based compensation grants to Office Holders shall be established by the Committee and Board of Directors, which shall be no less than 3 years vesting for the full grant with a minimum vesting period of at least one year for the first tranche of the grant, and subsequently shall be no more frequent than monthly vesting; provided, however, that such vesting may start as of the commencement of the engagement of the Office Holder with the Company; and/or may include portions of the grant which are immediately vested upon date of the grant, subject to the proviso that the aggregate fully vested equity based compensation grants for an Office Holder as of the time of a new grant, including the vested portions of older grants awarded to such Office Holder and the vested portions of a new grant at the time of grant, shall not exceed the caps set forth in Section 4.3.2.1 above.

4.3.3.2.	The Committee, the Board of Directors, and/or the general assembly of the shareholders (to the extent such approval is required in accordance with the law) may make provisions with respect to the acceleration of the vesting period of any Office Holder’s equity based compensation awards, including, without limitation, acceleration in connection with a change of control of the Company (as defined in the engagement agreement of the relevant Office Holder).

4.3.3.3.	RESERVED

4.3.3.4.	The exercise prices for equity based compensation in the form of options shall be determined by the Committee and the Board of Directors, taking into account the value of the Company’s traded securities leading up to and at the time of the grant, as well as the value of such equity based compensation based on any reasonable, best practice or commonly accepted equity based compensation valuation model. The Committee and the Board of Directors may make provisions for the cashless exercise of equity-based compensation grants.

21

Exhibit A

4.3.3.5.	The equity based compensation grants may contain a mandatory exercise provision for vested grants which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying securities.

4.3.3.6.	The value of any equity-based compensation shall be calculated on the grant date, according to reasonable, best practice or commonly accepted equity based compensation valuation practices at the time of grant. The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.

4.3.4.	Shareholding Requirements

The Company may adopt shareholding requirements for Office Holders, which may include minimum holding periods for vested equity compensation grants, minimum share purchase requirements out of cash bonus payments, participation in Company subsidized employee share purchase programs, and other similar programs, all subject to applicable law.

4.3.5.	Malus and Clawback provisions for variable compensation components

The Compensation Committee shall have the ability to operate malus and clawback under the annual bonus and equity based compensation plans. This provides the Committee with the ability to restrict or reclaim payments to Office Holders in circumstances where such an outcome would be inappropriate.

The circumstances in which the provisions may be invoked are: Dismissal for cause; Misbehaviour; Conduct resulting in significant loss; Failure to meet appropriate standards of fitness and propriety; Behaviour which materially contributes to reputational damage for the Company; Material failure of risk management; Material misstatement in the audited consolidated accounts; Error in the determination of the vesting of an award; and any recovery requirement in line with applicable regulations. In these circumstances, where the Compensation Committee considers it appropriate it may apply the provisions set out below with respect to the Annual Grant and/or equity based compensation grants: Malus may be applied during the performance period to reduce (including to zero) the annual bonus pay-out and/or any put standing equity-based compensation grant. A clawback may be applied for up to three years post-payment of the bonus, to recover some (or all) of any amount paid out.

22

Exhibit A

4.4.	The relation between the variable components and the fixed components

Taking into account the sector in which the Company operates, the compensation customary today in the Company includes base salaries for Office Holders in the Company which are in line with industry peers. In the business plan of the Company and the risk management policy, the Company believes that the weight of the variable components (equity based and cash bonuses) shall constitute, at most, 90% of the total compensation of the entirety of the Office Holders (in a certain year) and may vary from one Office Holder to another. It is clarified that the Company shall not be required to grant equity based variable compensation in any given year and that the division of variable based compensation between equity based and cash bonuses shall be as determined by the Committee and Board of Directors of the Company, all subject to the caps set forth in this policy.

5.	Updating of existing agreements with Office Holders

5.1.	The Company is entitled to revise the Terms of Office and Employment of the Office Holders (with the exception of a director or a controlling shareholder (or his relation)), taking into account and examining the parameters set out in Section 2.4 above, and provided that the maximum annual change shall not exceed 15% of the rate of the base salary prior to the change in each calendar year, and is otherwise consistent with the provisions of this Compensation Policy, subject to the approvals as follows:

5.1.1.	With respect to the Terms of Office and Employment of the Chief Executive Officer, solely upon the approval of the Committee, in accordance with the provisions of Section 272(d) of the Companies Law.

5.1.2.	With respect to the Terms of Office and Employment of any Office Holder which reports to the Chief Executive Officer, solely upon the approval of the Chief Executive Officer, in accordance with the provisions of Regulation 1B3 of the Companies Regulations (Leniencies in Transactions with Interested Parties), 5760-2000.

5.2.	In any event, any change in wages in accordance with this agreement shall be subject to the ceilings set out in accordance with this Compensation Policy, both with regard to the variable and the fixed components. Notwithstanding the above, the Committee and Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this policy, and such deviation shall be deemed to be in alignment with this policy.

5.3.	It is clarified that the Company is entitled to revise the Terms of Office and Employment of the Office Holders (with the exception of a director or a controlling shareholder (or his relation)) in light of an increase or decrease in compensation in direct proportion to an increase or decrease in the extent of the engagement of such Office Holder, and this solely upon the approval of the Committee.

23

Exhibit A

6.	Authority of the Committee and the Board of Directors with regard to the Compensation Policy

6.1.	The Committee and the Board of Directors shall examine, from time to time, the Compensation Policy and the need for its adjustment, inter alia, in accordance with the considerations and principles set out in this policy and including examination of changes in the aims of the Company, consideration of the revenues, expenses, and profit thereof in the period prior thereto and in real time and any other relevant information.

6.2.	For purposes of examination of the Compensation Policy of the Company, the Committee and the Board of Directors shall routinely follow up on the implementation of the Compensation Policy in the Company.

7.	Terms of Office and Employment - Non-Executive Directors

7.1.	The Company’s non-Executive directors who have been declared by the Audit Committee of the Company to be “unaffiliated” (as such is defined under the Companies Law) (including external directors) may be compensated by means of a periodic payment, and by means of payment for participation in Board (or committee) meetings, up to the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000 and in the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel (the “Compensation Regulations”), as amended from time to time. Such Directors may also be entitled to receive equity-based compensation in accordance with any applicable law, but will not be entitled to receive performance-based compensation, such as bonuses, or ancillary benefits. The Company may repay Director’s expenses in accordance with any applicable law. The Terms of Office and Employment of external directors and/or unaffiliated directors (including equity based compensation) may be determined relative to that of “other directors”, as defined in the Compensation Regulations.

7.2.	The Company’s other non-Executive directors, including directors who have been declared by the Board of Directors as “independent” under applicable exchange listing rules, may be compensated by means of a periodic payment and/or by means of payment for participation in Board (or committee) meetings, and may also receive ancillary benefits, all as approved by appropriate corporate bodies under applicable law. Such Directors may also be entitled to receive equity-based compensation in accordance with any applicable law.

7.3.	The equity-based compensation for any single non-Executive Director, at the date of the granting thereof, shall not exceed in one calendar year, the higher of, (i) 1% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or, (ii) USD 300 thousand valued utilizing any reasonable, best practice or commonly accepted equity based compensation valuation model. The equity-based compensation for non-Executive Directors may not be in excess of the Maximum Level set forth in Section 4.3.2.2 above. Subject to the above provisions of this Section 7.3, the provisions of Section 4.3 above shall apply to such equity-based compensation for non-Executive Directors, mutatis mutandis.

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Exhibit A

7.4.	The terms of Terms of Office and Employment for non-Executive directors will take into account the parameters set forth in Section 2.4 above as well as prevailing conditions for non-Executive directors at companies similar to the Company, and will be subject to the terms and conditions, including any limitations and/or caps, as set forth in this policy, adjusted accordingly.

7.5.	The cash periodic and/or per meeting compensation for any one non-Executive directors shall be capped at $100,000 per annum.

7.6.	In order to maintain their independent status, non-executive directors are not allowed to participate in performance-related cash payment based incentive plans, nor in any pension schemes.

7.7.	The ceilings on the periodic and/or per meeting compensation, as well as for the equity-based compensation, for any Active Chairman of the Board holding no other executive role at the Company shall be three (3) times the ceilings set forth above in this Section 7.

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